# 20 Annual Report

## Saving Lives Innovation









Pharmaceuticals



## ➢ Corporate Profile

Rexahn Pharmaceuticals, Inc. is a biopharmaceutical company, with creations and passion, to develop and commercialize innovative treatments for cancers, central nervous system (CNS) disorders, and other unmet medical needs.

Rexahn clinically develops innovative therapeutics for cancer, depression and sexual dysfunction. The Company's lead cancer candidate, Archexin™ is in a Phase II clinical trial in patients with advanced stage renal cell carcinoma (RCC), one of the most deadly cancers. Serdaxin™ is in a Phase II trial for patients with depression and is a non-SSRI dual neurotransmitter enhancer that may treat mood disorders derived from both negative mood state and loss of positive mood state. For sexual dysfunction, Zoraxel™ is in a Phase II clinical trial for patients with erectile dysfunction and may affect all three phases of sexual activity (sexual arousal, erection and ejaculation) by acting at the brain location important for sexual actions.

## ➢ Corporate Milestones

**Phase II clinical trial of Archexin™, a first-in-class AKT inhibitor, for Renal Cell Carcinoma, 2007-08**

**Phase II clinical trial of Zoraxel™, a CNS-acting enhancer, for treatment of ED, 2008**

**Phase II clinical trial of Serdaxin™, a non-SSRI dual neurotransmitter enhancer, for treatment of major depressive disorder, 2008**

**Successful development of nano-polymer-based anti-cancer drugs, 2008**

**Corporate raise of $8 million through private placement, 2007**

## ➢ Awards and Recognition

**Awarded MIPS (Maryland Industrial Partnerships) grant, 2008**

**Archexin Listed Among R&D Directions Magazine "100 Great Investigational Drugs", 2007**

**Awarded "2006 Biotechnology Company of the Year", 2007**
By the Monte Jade Science and Technology Association, Washington D.C.

## ➢ Pipeline Overview

### Oncology



According to the American Cancer Society's Cancer Facts & Figures, cancer is the second leading cause of death among Americans and is responsible for one of every four deaths in the United States. Close to 1.5 million new cases are expected to be diagnosed in 2008.

### Oncology Drug Candidates

Rexahn is developing targeted cancer drugs that inhibit cancer cell signal transduction involved in cancer cell survival and progression. We are also developing anti-cancer nanomedicines that potentially offer significant advantages and treatment benefits over conventional chemotherapy, in cancer patients through improved target drug delivery, reduced side effects, and greater treatment effectiveness.

***Archexin™: AKT-1 inhibitor.*** Archexin™ inhibits AKT-1, which plays a key role in cancer progression by stimulating cell proliferation and cell survival, promoting angiogenesis and being a mechanism for drug resistance. Archexin™ is the first drug that is able to inhibit both activated and native AKT-1. Phase I clinical trials demonstrated that grade 3 (G3) fatigue was the only dose limiting toxicity. No significant hematological effects or other serious adverse events were observed. Phase II clinical trials are ongoing in patients with advanced and relapsed renal cell carcinoma.

***RX-0047-Nano: HIF-1 Transcription Factor Inhibitor.*** RX-0047-Nano is a first-in-class, nanoliposomal cancer drug that selectively inhibits expression of the HIF-1 transcription factor. HIF-1 is a key signaling molecule in angiogenesis, cancer cell survival and invasion, and radiation resistance. HIF-1 is over-expressed in several human cancers, which is related to the increased mortality. RX-0047-Nano is expected to provide significant clinical benefits including improved efficacy, extended circulation time and reduced drug-related toxicity. Phase I trials are planned for 2009.

***Nano-polymer Anticancer Drugs.*** A major problem with many cancer drugs is their limited efficacy, severe toxicity and drug resistance. Rexahn's nano-polymer anti-cancer drugs may deliver drugs more precisely to tumor tissues with less toxic effects and may be able to bypass multidrug resistance. Phase I trials may be initiated in 2009.

## Neuroscience



According to the World Health Organization (WHO), 154 million cases of depression are reported annually, worldwide. There are 45 to 55 million estimated prevalent cases of major depressive disorder (MDD) in the US, with prevalence rates ranging from 7% to 15%. Antidepressant drugs are the largest segment of global CNS therapeutics sales, forecasted at $18 billion for 2008.

## Neuroscience Drug Candidates

Our neuroscience compounds are being developed for depression and mood disorders, and to work as centrally acting therapeutics for treatment of sexual dysfunction.

***Serdaxin™.*** New, non-SSRI drugs for depression and mood disorders are being developed. Serdaxin™ is a dual enhancer of serotonin and dopamine in the brain, of which neurotransmitters are important for both negative and positive mood states. Studies to date indicate that Serdaxin™ does not cause the motor impairment and cognition deficit of benzodiazepines, and does not result in insomnia, weight gain, nausea or sexual dysfunction of SSRIs, potentially resulting in greater medication compliance. Serdaxin™ addresses most of the highest unmet needs by providing potentially faster onset of action, better and broader efficacy and fewer side effects. Phase II clinical trials are currently in progress in patients with major depressive disorder.

***Zoraxel™.*** The drug is a centrally acting enhancer for treatment of erectile dysfunction (ED). Zoraxel™ significantly improved sexual function (sexual motivation-arousal, erection and release) in preclinical models. Unlike PDE-5 inhibitors working at the peripheral blood vessel with numerous side effects, Zoraxel™ works in the CNS and comes with established safety in humans. Phase II clinical trials are ongoing in patients with erectile dysfunction.

## ➢ Letter from the Chairman

Dear Shareholders:



In 2007, Rexahn continued significant advances toward its goal of commercializing first-in-class or market-leading therapeutics for cancer, central nervous system disorders, and sexual dysfunction. In particular, during the year, we advanced multiple compounds to evaluate safety and efficacy in humans, and executed on regulatory strategies towards market approval. A great deal of teamwork and strategic planning goes into our work. While challenges remain, the opportunities to serve patients to regain their quality of life and happiness are galvanizing our efforts and focus.

2007 marked the first time we initiated multiple clinical programs. As such, Rexahn is entering an exciting stage of its life cycle and growth, in part, stemming from the milestones we have achieved with our lead compounds, Archexin™, Serdaxin™ and Zoraxel™. Archexin™, our flagship drug currently in Phase II clinical trials, is a targeted cancer therapy with the potential to deliver less toxic, more effective, better-tolerated treatment to patients with solid tumors. Archexin™ is unique from other targeted or cytotoxic cancer drugs in two ways. First, Archexin™ is the first and only inhibitor of both the activated and native forms of Akt, a protein kinase essential for tumor growth and progression. Second, Archexin™ possesses the ability to impact the drug resistance that is developed by treatment with the targeted therapies. Thus, the development of Archexin™ could represent a potentially new standard of care for providing cancer patients with survival and quality of life benefits over today's existing therapies

Our lead indication for Archexin™ is Renal Cell Carcinoma, or RCC - one of the most difficult cancers to treat with five-year survival ranging from 0% to 20%. In addition to RCC, multiple indications are possible, including the FDA-designated orphan cancers -- stomach, ovarian, pancreas and brain cancers.

We are very excited about the initiation this year of Phase II clinical trials for Serdaxin™ for treatment of major depressive disease and Zoraxel™ for treatment of erectile dysfunction this year. We will update you on these clinical outcomes, when available. Both Serdaxin™ and Zoraxel™ possess market leader potential in their respective indications.

Despite the worldwide financial market turmoil, we have successfully completed a corporate raise last year through a private placement. The financing will help prepare 2008 as very productive year.

Over the past few years, we have carried out development of nano-medicines. Nano-medicines have the potential to provide a pipeline of new therapeutic tools and technology platforms that could offer patients and physicians better targeted cancer therapies with less toxicity. Successful development of these nano-medicines will significantly strengthen Rexahn's pipeline portfolio and future financial status. By the end of this year, we expect to own five nano-based anticancer drug candidates.

In 2008, we also plan Rexahn's shares to get listed on the American Stock Exchange (AMEX) which may afford the Company improved investor awareness and much stronger financial future. I am excited about the promising growth that is already underway at Rexahn, and the opportunities to deliver new medicines that could help patients regain quality of life. I would like to express my gratitude to our employees, Board of Directors, partners and suppliers for their unselfish efforts and support of our mission.

Sincerely,

Chang H. Ahn, Ph.D.
Chairman and CEO

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-KSB**

**(Mark One)**
[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ________ to ________

Commission file number: 000-50590



# REXAHN PHARMACEUTICALS, INC.

(Name of small business issuer in its charter)

| | |
|---|---|
| **Delaware** | **11-3516358** |
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

**9620 Medical Center Drive**
**Rockville, Maryland 20850**
(Address of principal executive offices)

**(240) 268-5300**
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.0001 per share
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act: Yes [ ] No [X].

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State issuer's revenues for its most recent fiscal year: $75,000.

As of March 28, 2008, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer was approximately $103,589,122 based on the closing trade reported on the Over-the-Counter Bulletin Board.

As of March 28, 2008, the number of shares of the issuer's common stock outstanding was: 55,935,649.

Documents incorporated by reference: Certain information contained in the issuer's definitive Proxy Statement for the 2008 annual meeting of stockholders (the "Definitive Proxy Statement"), to be filed not later than 120 days after the end of the fiscal year covered by this report, is incorporated by reference into Part III hereof.

Transitional Small Business Disclosure Format (Check one): Yes [ ] No [X]

**Cautionary Statement Regarding Forward-Looking Statements.** This Annual Report on Form 10-KSB contains statements (including certain projections and business trends) accompanied by such phrases as "believe", "estimate", "expect", "anticipate", "will", "intend" and other similar expressions, that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the following:

- our lack of profitability and the need for additional capital to operate our business;
- our ability to obtain the necessary U.S. and worldwide regulatory approvals for our drug candidates;
- successful and timely completion of clinical trials for our drug candidates;
- demand for and market acceptance of our drug candidates;
- the availability of qualified third-party researchers and manufacturers for our drug development programs;
- our ability to develop and obtain protection of our intellectual property; and
- other risks and uncertainties, including those set forth herein under the caption "Risk Factors" and those detailed from time to time in our filings with the Securities and Exchange Commission.

These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. The safe harbors for forward-looking statements provided by the Private Securities Litigation Reform Act are unavailable to issuers of "penny stock". Our shares may be considered a penny stock and, as a result, the safe harbors may not be available to us.

**REXAHN PHARMACEUTICALS, INC.**

## INDEX


PAGE

PART I ... 1
Item 1. Description of Business ... 1
Item 2. Description of Property. ... 27
Item 3. Legal Proceedings. ... 28
Item 4. Submission of Matters to a Vote of Security Holders. ... 28

PART II ... 29
Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities ... 29
Item 6. Management's Discussion and Analysis or Plan of Operation ... 30
Item 7. Financial Statements ... 40
Item 8A. Controls and Procedures ... 62
Item 8B. Other Information ... 63

PART III ... 64
Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act ... 64
Item 10. Executive Compensation ... 64
Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ... 64
Item 12. Certain Relationships and Related Transactions; and Director Independence ... 64
Item 13. Exhibits ... 65
Item 14. Principal Accountant Fees and Services ... 67

SIGNATURES ... 68

## PART I

### Item 1. Description of Business

Any references to "we", "us", "our," the "Company" or "Rexahn" shall mean Rexahn Pharmaceuticals, Inc.

We are a clinical stage biopharmaceutical company dedicated to the discovery, development, and commercialization of innovative treatments for cancer, central nervous system (CNS) disorders, sexual dysfunction and other unmet medical needs. We develop therapies that make it possible to regain normalcy for patients suffering from disease. We have three drug candidates entering Phase II clinical trials this year and four other drug candidates in pre-clinical development. We intend to leverage our drug-discovery technologies, scientific expertise and developmental know-how to develop and commercialize targeted cancer drugs with greater clinical benefits for patients and new drugs for the treatment of diseases of the central nervous system and sexual dysfunction. We will continue to identify internally developed compounds as potential drug candidates, as well as assess compounds developed by others and, if necessary, license the rights to these compounds in order to develop and commercialize them as drugs. For a description of our pipeline drug candidates, see "Our Pipeline Drug Candidates" in this Item 1.

Our principal corporate offices are located at 9620 Medical Center Drive, Rockville, Maryland 20850 in Maryland's I-270 technology corridor. Our telephone number is (240) 268-5300.

Rexahn is developing targeted cancer drugs and nano-medicines to address unmet needs in cancer treatment, and significantly improve quality of life and survival of patients.

- **Targeted cancer drugs.** Signal transduction is the process of relaying external information from the surface of cells to a specific internal response, such as cancer cell proliferation. Signals are conveyed through tightly regulated communication networks and pathways that consist of functionally diverse molecules such as protein kinases, transcription factors and their interacting molecules. As understanding of the molecular basis for signal transduction of cancer cells continues to increase, the identification of molecular targets and development of more targeted therapeutics have evolved.[1]

  Rexahn is developing targeted cancer drugs that inhibit cancer cell signal transduction and block the production of proteins involved in tumor growth and survival. The protein kinase Akt, and the transcription factor hypoxia-Inducible Factor-1 alpha (HIF-1α) are key signal proteins important for tumor growth and expansion. Akt is often over-expressed and activated in major human solid tumors, and may contribute to cancer cell survival, proliferation, metastasis, and resistance.[2] HIF-1α plays a vital role in angiogenesis and is overexpressed in many human cancers, including renal cell carcinoma, ovarian, pancreatic, and prostate cancers. HIF-1α overexpression is correlated with tumor growth, metastasis and patient mortality.[3]

[1] Pipeline Insight: Cancer Overview, September 2007 (Datamonitor).
[2] Seton-Rogers S. Akt-1 wears many hats. Nature Reviews – Cancer, June 2007; 7.
[3] Konac E et al. An investigation of relationships between hypoxia-inducible factor-1 alpha gene polymorphisms and ovarian, cervical and endometrial cancers. Cancers Detect Prev. 2007;31(2):102-9.

- **Cancer Nanomedicines.** Innovative cancer nanomedicines offer significant advantages and treatment benefits, including: improved quality of life for cancer patients through improved target drug delivery, reduced side effects, and greater treatment effectiveness.

Archexin™, RX-0201-nano and other Rexahn targeted cancer drugs have the potential to address key market needs by delivering:

(1) **New treatments for relapsed and refractory cancers.** Targeting key signal molecules responsible for cancer relapse with new potent anticancer drugs could significantly improve cancer treatment outcomes, and inhibit and down-regulate cancer signaling molecules.

(2) **Cancer treatments that address drug resistance.** Both Akt and HIF-1α are closely involved in cancer resistance. The activation of Akt is a main mechanism for drug resistance of EGFR tyrosine kinase inhibitors (TKIs). TKIs are currently considered a major advance in cancer treatment, but once the drug resistance to the TKIs occurs, those drugs are not effective anymore. Therefore, need for a drug like Archexin™ that inhibits activated Akt is in high demand.[4] HIF-1α is a key mechanism of radiation resistance. Treatment with radiation is sometimes a cure method in cancer treatment, therefore, resistance; therefore, direct inhibition of HIF-1 may address radiation resistance and lead to better treatment outcomes.

(3) **Less toxic and more effective cancer drugs.** Increased selectivity for a growing range of cancer molecular targets offers the opportunity to commercialize more effective and less toxic cancer treatments.[5]

We currently have a number of drug candidates in clinical development. Our lead anti-cancer drug candidate, Archexin™, which we previously referred to as RX-0201, completed Phase I clinical trials in 2006 and is currently in Phase II clinical trials for patients with renal cell carcinoma (RCC), an abnormal growth of cells lining the tubules of the kidney. Archexin™ received "orphan drug" designation from the U.S. Food and Drug Administration, or FDA, for five cancer indications (RCC, glioblastoma, ovarian cancer, stomach cancer and pancreatic cancer). The FDA orphan drug program is intended to stimulate research, development and approval of products that treat rare diseases. With orphan drug designation, sponsor companies benefit from an expedited FDA review or approval process, seven years of marketing exclusivity after approval and tax incentives for clinical research.

Rexahn is currently developing Serdaxin™ for treatment of depression, and Zoraxel™ for treatment of sexual dysfunction. Zoraxel™ is in Phase II clinical trials in male erectile dysfunction and is a dual enhancer of serotonin and dopamine that are key brain neurotransmitters important for sexual function such as sexual arousal, erection and ejaculation. Phase II clinical trials for Serdaxin™ are also planned in 2008. Further, Rexahn leverages its proprietary nanomedicine research and multi-target aimed ligands platform to strengthen its pre-clinical pipeline, and develop cancer drugs that offer greater therapeutic benefits and quality of life for patients.

---

[4] Arteaga CL. HER3 and mutant EGFR meet MET. Nature Medicine, June 2007; 13 (6): 675-7.
[5] Cancer, 2007 (Datamonitor).

## Company Background

Our company resulted from a merger of Corporate Road Show.Com Inc., originally a New York corporation ("CPRD"), and Rexahn, Corp, a Maryland corporation immediately after giving effect to a 1-for-100 reverse stock split and the reincorporation of CPRD as a Delaware corporation under the name "Rexahn Pharmaceuticals, Inc." ("Rexahn Pharmaceuticals"), with Rexahn, Corp surviving as a wholly owned operating subsidiary of ours (the "Merger"). The Merger was effective as of May 13, 2005. On September 29, 2005, Rexahn, Corp, was merged with and into us and Rexahn, Corp's separate existence was terminated.

Rexahn, Corp was founded in March 2001 and began as a biopharmaceutical company focusing on oncology drugs. Dr. Chang Ahn, our Chairman, a former Food and Drug Administration, or FDA, reviewer, and National Cancer Institute, or NCI, research scientist, helped guide the company's initial research and commercialization efforts in targeted cancer drugs. Our mission is to discover, develop and market innovative therapeutics that address unmet medical needs.

## Industry Background

### *Overview*

Our research and development focuses on three therapeutic areas that affect the lives of many people—cancer, CNS and mood disorders, and sexual dysfunction. All of these disorders can have a debilitating effect on the quality of life for patients who suffer from them. Our strategy is to develop drugs that satisfy unmet needs in the market and help patients regain quality of life by providing innovative therapeutics.

According to the American Cancer Society's Cancer Facts & Figures 2008, cancer is the second leading cause of death among Americans and is responsible for one of every four deaths in the United States. In 2008, more than 565,650 Americans are expected to die of cancer and approximately 1,437,180 new cases are expected to be diagnosed. These estimates do not include non-invasive cancer (except urinary bladder) or more than 1 million cases of basal and squamous cell skin cancers expected to be diagnosed in 2008.

Worldwide, it is predicted that the number of new cancer cases diagnosed will rise to 16 million annually in 2020 from 11 million in 2002, with cancer-related deaths reaching 10 million in 2020 versus 6.7 million in 2002.[6] Cancer drug sales in 2005 were estimated to be $42 billion worldwide. Global sales of cancer drugs are predicted to grow to $60 billion by 2010, driven mainly by commercialization of molecular targeted therapies.[7]

According to the World Health Organization (WHO), 154 million cases of depression are reported worldwide annually. Antidepressant drugs are the largest segment of global CNS therapeutics sales, forecasted at $18 billion for 2008.[8] There are 45 million estimated prevalent cases of major depressive disorder (MDD) in the US, with prevalence rates ranging from 7% to 15%.[9] In 2006, US revenues for antidepressants accounted for 77% of global total sales. Among the various drug classes of antidepressants, the selective serotonin re-uptake inhibitors/ serotonin-norepinephrine reuptake inhibitors

---

[6] Cancer, 2007 (Datamonitor).
[7] Pipeline Insight: Cancer Overview Emerging Therapeutic and Market Opportunities, July 2006 (Datamonitor).
[8] The Lifestyle Drugs Outlook to 2008.
[9] Pipeline Insight: Depression, March 2007 (Datamonitor).

or SSRI/SNRI drugs generated approximately 59% of MDD-specific revenues while non-SSRI/SNRIs accounted for 41%.[10] Market opportunities include new depression drugs that reduce the time to therapeutic onset, have new mechanisms of action for better efficacy and significantly reduced adverse reactions, and address the needs of an aging elderly population with concomitant neurodegenerative illnesses.

There are 150 million estimated men with erectile dysfunction or ED worldwide. In the year 2025, it is estimated that 322 million men worldwide will suffer from some degree of sexual dysfunction.[11] Current worldwide sales for all ED drugs are about $3 billion.[12] ED is estimated to affect up to 30 million men in the United States[13], with 52% of men between the ages of 40 and 70 reporting difficulty with erectile function.[14] About 30% of patients are refractory to PDE-5 inhibitors such as Viagra® and Cialis®, providing significant market opportunity for new class of ED drugs.

*Current Cancer Treatments*

The life-threatening nature of cancer, and the various ways of trying to cure cancer to save lives, has led to treatment(s) with surgery, radiation therapy, and chemotherapy. Surgery is widely used to treat, and in many cases cure cancer; however, there may be related or significant complications and surgery may be ineffective if metastasis has occurred. Radiation therapy, or radiotherapy, can be highly effective. Ionizing radiation deposits energy that injures or destroys cells in the area being treated by damaging their genetic material, making it impossible for these cells to continue to grow. Although radiation damages both cancer cells and normal cells, the normal cells are generally able to repair themselves and function properly. In certain cancer tumor types, radiotherapy cure rates are as high as for surgery and can be used when surgery would be unable to remove the tumor completely or is deemed inappropriate. Cytotoxic cancer drugs destroy cancer cells by interfering with various stages of the cell division process. Chemotherapy is used as a primary treatment for leukemia, other blood cancers, and inoperable or metastatic solid cancer tumors. However, many current cytotoxic chemotherapy drugs have limited efficacy and debilitating adverse side effects and may result in the development of multi-drug resistance.

*Unmet Needs in Cancer Therapies*

Despite significant advances in cancer research and treatments, high unmet needs remain including:

- **Long-term management of cancers:** Surgery, chemotherapy or radiation therapy may not result in long-term remission, though surgery and radiation therapies are considered cure methods. Therefore, there is a need for more effective drugs and adjuvant therapies to treat relapsed and refractory cancers.

- **Multi-drug resistance:** Multi-drug resistance is a major obstacle in successful clinical outcomes for patients with chemotherapeutics.

- **Debilitating toxicity by chemotherapy:** Chemotherapy as a mainstay of cancer treatment induces severe adverse reactions and toxicities, affecting quality of life or life itself.

---

[10] Commercial Insight: Depression, June 2007 (Datamonitor).
[11] Ayta et al. The likely worldwide increase in erectile dysfunction between 1995 and 2025. BJU Int. 1999; 84:50-56.
[12] Pharmaventures, PharmaDeals May 2005: 16-17.
[13] Benet and Melman. The epidemiology of erectile dysfunction. Urol Clin North Am 1995; 22:699–709.
[14] Feldman, et al. Impotence and its medical and psychosocial correlates: Results of the Massachusetts Male Aging Study. J. Urol. 1994; 151:54–61.

*Current Renal Cell Carcinoma Treatments*

There are two main treatment approaches for RCC. First, for earlier stages I-III, radical or nephron-sparing surgery is used to remove part, or all, of the kidney for tumor resection. Second, the typical treatment approach for advanced, stage IV RCC involves immunotherapy using the cytokines interleukin-2 (IL-2) and interferon-alpha (IFN-alpha). Cytokines have limited efficacy and significant toxicities. Only 4% to 6% of all RCC tumors respond completely to immunotherapy. From 2006 and onward, immunotherapy has been giving way to the advent of new RCC treatment using molecular targeted therapeutics such as Nexavar and Sutent.

*Unmet Needs in RCC Treatment*

The lead indication for Archexin™ is renal cell carcinoma (RCC). RCC incidence is increasing by 3% annually.[15] Among the most difficult cancers to treat, RCC has an estimated 208,000 incident cases worldwide and 40,000 U.S. cases. More than 102,000 die from RCC annually according to the Kidney Cancer Association (2005). Only 20% of metastatic RCC tumors respond to standard therapy, leaving 80% of advanced RCC patients with no effective treatment. Further, up to 30 to 50% of RCC stage I-III patients relapse following treatment or surgical resection. Once metastatic disease develops, five-year survival is low and ranges from 0% to 20%.[16] There remain high unmet needs in RCC such as the need for adjuvant therapy following surgery, drug resistance, and less toxic and more effective drugs.

***Archexin™: First-in-class anti-cancer Akt Inhibitor***

Archexin™ is a first-in-class, potent inhibitor of the Akt-1 protein kinase in cancer cells. Archexin™ is in Phase II trials for treatment of renal cell carcinoma (RCC) and has US FDA orphan drug designations for five cancers (RCC, glioblastoma, and cancers of the ovary, stomach and pancreas). Multiple indications for other solid tumors can also be pursued. Archexin™ is differentiated by its ability to inhibit both activated and inactivated forms of Akt, and to potentially reverse the drug resistance observed with the protein kinase inhibitors, whereas other targeted drugs may only inhibit inactivated Akt and be vulnerable to development of drug resistance.

**Role of Akt in Cancer.** Akt activation plays a key role in cancer cell proliferation, survival, angiogenesis and drug resistance. Akt is over-activated in many human cancers (e.g., breast, colorectal, gastric, pancreatic, prostate, and melanoma cancers). A method to control the Akt activity involves inhibition of signaling molecules upstream of Akt in cancer cells (e.g., EGFR or VEGFR inhibitors). In this case, only the activity of native Akt is indirectly affected. However, signal transmission for cancer progression and resistance occurs when Akt is activated, thus inhibition of the activated Akt becomes more important. Archexin™ inhibits both activated and native Akt.

**How Archexin™ Inhibits the Akt.** Archexin™ is an antisense oligonucleotide (ASO) compound that is complementary to Akt mRNA, and highly selective for inhibiting mRNA expression and production of Akt protein.

**Clinical Development.** The Phase II clinical study of Archexin™ is a multicenter trial in patients with relapsed or refractory RCC. In this trial, Archexin™ is administered by continuous infusion for up to 6 cycles of therapy. Archexin™ has demonstrated excellent tolerability and minimal side effects

---

[15] McLaughlin and Lipworth, 2000; Datamonitor.
[16] Mekhail et al, 2005.

in the Phase I clinical trial. The dose-limiting toxicity of Archexin™ was grade 3 (G3) fatigue at the dose of 315 $mg/m^2/day$. No significant hematological abnormalities were observed.

We have been granted a U.S. patent for our Akt inhibitor compounds, including Archexin™. Our composition of matter patent covers broad claims for the nucleotide sequences of the anti-sense compounds that target and inhibit the expression of Akt in human tissues or cells, and the method of using the compounds to induce cytotoxicity in cancer cells.

*Current CNS Treatments*

The U.S. National Institute of Mental Health (NIMH) estimates that 26 percent of adults, or more than 55 million Americans, suffer from a diagnosable mental disorder in a given year. The depression market is one of the more mature and established markets in CNS therapeutics. Current treatments for depression focus on serotonin-based drugs (e.g., selective serotonin reuptake inhibitors, SSRIs) as a first-line treatment. Many depression patients are refractory to the various classes of antidepressants and suffer from severe side effects.

*Unmet Needs in Depression*

High unmet needs for treating Major Depressive Disorder (MDD) include[17]:

- **Faster onset of action.** Current anti-depressants take four to six weeks to relieve depression symptoms. The delay in onset of anti-depressant activity is associated with the most common antidepressant drug classes including: selective serotonin reuptake inhibitors (SSRIs), serotonin-norepinephrine reuptake inhibitors (SNRIs), monoamine oxidase inhibitors (MAOIs), and tricyclic antidepressants (TCAs).

- **Fewer side effects.** The most widely used anti-depressants, SSRIs, are linked with side effects of insomnia, weight gain and sexual dysfunction. The safety of SSRIs has also been called into question over concerns about inducing suicidal ideations. Use of benzodiazepines is linked with side effects of cognitive deficit and motor impairment.

- **Improved compliance.** High rate of serious side effects among patients taking anti-depressant drugs leads many to stop taking the prescribed medicines, resulting in high non-compliance rates of 40% to 65%.

- **Need for greater efficacy.** Remission is one key objective of depression treatment. The proportion of patients achieving remission after antidepressant treatment ranges from 35% to 55% depending on the severity of depression.[18] New drugs with much higher efficacy as well as wider coverage of the depression patients are needed.

- **Reduced MDD relapse**. High relapse rate of about 35% and lingering symptoms are serious problems in antidepressant treatment.

---

[17] Depression, June 2007; Stakeholder Insight: Major Depressive Disorder (MDD), March 2006 (Datamonitor).

[18] Remission rates tend to vary based on factors such as: treatment algorithm and drugs prescribed, patient geographic population or country, prescribing doctor (primary care, psychiatrist), and time at which remission rates are measured (3, 6, 8, or 10 weeks of treatment). Depression, June 2007; MDD, March 2006 (Datamonitor).

*Serdaxin™: Antidepressant Drug*

Serdaxin™ is being developed to treat depression and mood disorders, and has proven and well-established safety in humans. Serdaxin™ is a dual enhancer of serotonin and dopamine levels in the brain. It has a non-SSRI mechanism, and may effectively treat negative mood state and loss of positive mood state, and mixture of both mood states as well. The SSRI class of antidepressants is suggested to be effective in treating the negative mood state, but not effective for the mood disorder resulting from loss of positive mood state. The loss of positive mood state may respond well to dopamine-based drugs. Studies to date indicate that Serdaxin™ has no motor impairment and cognition deficit of benzodiazepines, and no insomnia, weight gain, nausea and sexual dysfunction – potentially resulting in greater medication compliance. Of the disadvantages linked to SSRIs, SNRIs, and benzodiazepines, Serdaxin™ addresses most of the highest unmet needs by providing potentially faster onset of action, better and broader efficacy and fewer side effects.

*Current Sexual Dysfunction Treatment*

The launch of Viagra® in 1998 as the first orally available phosphodiesterase (PDE)-5 inhibitor established a new standard of care for ED. Viagra® pioneered the ED market, and generated blockbuster sales. Cialis® and Levitra® were subsequently launched in 2003 as second-generation PDE-5 inhibitor drugs.

The PDE-5 inhibitors are the standard of care in ED therapeutics. Viagra® has brand and prescriber loyalty, and long-standing established clinical data. Cialis® has a longer-lasting effect and is available in two formulations, a long acting and daily dose. Levitra® has greater selectivity to act on erectile tissue.[19] The majority of ED drugs in the R&D pipeline work by a 'me-too' PDE-5 inhibitor mechanism of action, and are unlikely to establish a new standard of care for the future.[20] Dopamine agonists are in clinical trials for ED, but those drugs tend to have side effects of nausea and vomiting. Generics will further impact competitive dynamics starting 2012 with Viagra® patent expiry followed by Cialis® and Levitra® in 2016 and 2018, respectively.[21]

*Unmet Needs in Sexual Dysfunction*

Viagra®, Cialis®, and Levitra® are about 45% to 70% effective with potential side effects such as headaches, GI stomach upset, and cardiovascular issues. PDE-5 inhibitors are designed for erectile function only, working by peripheral action on the blood vessels and erectile tissue. Certain segments of the ED patient population that respond less to PDE-5 inhibitors include diabetics, obese or post-surgical prostatectomy or coronary risk patients.[22] PDE-5 inhibitors have significant drawbacks of cardiovascular risks and other side effects (e.g., priapism, severe hypotension, myocardial infarction, ventricular arrhythmias, sudden death and increased intraocular pressure). Beyond the PDE-5 inhibitors, there is currently no single class of ED drugs to dominate the market.[22]

*Zoraxel™: Erectile Dysfunction (ED) Drug*

Zoraxel™ is a CNS-based sexual dysfunction drug that has extensive and excellent safety in humans. Zoraxel™ is a dual serotonin and dopamine enhancer in the brain, where these neurotransmitters

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[19] Pharmaventures, 2005.
[20] Erectile Dysfunction, 2006 (Datamonitor).
[21] Gresser U and Gleiter CH. Erectile Dysfunction: Comparison of efficacy and side effects of the PDE-5 inhibitors sildenafil, vardenafil and tadalafil (Review of Literature). Eur J Med Res (2002) 7:435-46.
[22] Stakeholder Opinions: Erectile Dysfunction, December 2006 (Datamonitor).

play a key role in three phases (sexual motivation-arousal, erection and release) of sexual activity. Zoraxel™ may be the first ED drug to affect all three phases of the sexual activity. In pre-clinical studies and animal models, Zoraxel™ significantly improved sexual performance and suggested positive behavioral effects on sexual motivation and arousal.

Zoraxel™ Phase II trials for treatment of erectile dysfunction are in progress. The PDE-5 inhibitors are the standard of care in ED therapeutics and are designed for erectile function only, working by peripheral action on the blood vessels and erectile tissue. In contrast, Zoraxel™, which acts in the CNS affecting all three phases of sexual activity, including sexual arousal and release, may be superior to PDE-5 inhibitors, and offer clinical benefits over dopamine agonists. Zoraxel™ appears to be well-tolerated with excellent safety.

**Market Opportunity**

There are several favorable environmental factors for commercializing new cancer and CNS drugs that may be first in class or market leaders, including:

- *Favorable Environment for Formulary Access and Reimbursement.* Cancer drugs with proven efficacy or survival benefit, and cost-effective clinical outcomes would be expected to gain rapid market uptake, formulary listing and payer reimbursement. In addition, drugs that have orphan designations are generally reimbursed by insurance companies given that there are few, if any, alternatives. Because mental disorders affect more than 55 million estimated Americans, the burden of illness is significant for insurance companies as well as for employers. Given the significant cost of treating behavioral health problems, there is a favorable environment for formulary access and reimbursement for effective products that treat multiple disorders.

- *Focus on Specialty Markets.* The marketing of new drugs to specialty physicians can be accomplished with a specialty sales force that requires fewer personnel and lower related costs than a typical sales force that markets to primary care physicians and general practitioners.

- *Expedited Regulatory or Commercialization Pathways.* Drugs for life-threatening diseases such as cancer are often treated by the U.S. Food and Drug Administration (FDA) as candidates for fast track, priority and accelerated reviews. Expedited regulatory review may lead to clinical studies that require fewer patients, or expedited clinical trials. Our lead CNS product, Serdaxin™, is also expected to have expedited or shortened clinical development timelines because its active pharmaceutical ingredient, or API, has extensive and well established safety in humans.

**Our Strategy**

Our strategy has several key components:

- Develop innovative therapeutics with the potential to be first-in-class or market leaders.

- Adopt orphan drug approach to reduce time to market.

- Strengthen our development efforts and pipeline through strategic alliances and partnerships.

- Maximize advanced nanotechnology for developing innovative nano-medicines.

Further, we plan to expand our R&D pipeline and introduce more new drugs into clinical trials over the next five years. By identifying and characterizing the genes and proteins that control the signaling pathways and gene expression of cancer cells, we seek to develop unique and differentiated drugs to treat a broad range of diseases. In addition, we will use our technology platforms to screen and identify compounds that could be promising lead product candidates to advance into research and clinical testing.

***Target Signal Transduction Molecules with Multiple Drug Candidates***

We plan to expand our drug candidate pipeline and introduce several new signal inhibitor drugs into clinical trials over the next five years. By identifying and characterizing the genes and proteins that control the signaling pathways and gene expression of cancer cells, we seek to develop DNA/RNA-based and small-molecule drugs to treat a broad range of diseases caused by abnormal expression or functions of those genes and proteins. In addition to developing our own signal transduction inhibitors, we will use our technology platforms to screen and identify compounds developed by other companies, either on their own or in collaboration with us, which could be effective signal transduction inhibitors for anti-cancer applications.

***Establish Partnerships with Large Pharmaceutical Companies***

We seek to establish partnerships with large pharmaceutical companies in order to reduce drug development costs, expand the disease treatment indications, and leverage greater commercial and market opportunities. We plan to market products for which we obtain regulatory approval either directly or through co-promotion arrangements or other licensing, distribution, or alliance arrangements with large pharmaceutical companies. To date, we have not entered into such agreements with any large pharmaceutical companies.

***Clinically Develop Drug Candidates as Orphan Drugs to Reduce Time-to-Market***

Under the Orphan Drug Act, the FDA may expedite approval of new drugs that treat diseases affecting less than 200,000 patients each year. This category of diseases is called an "orphan indication". Incentives in the Orphan Drug Act include a faster time-to-market of the drug (with FDA approval possible after Phase II trials instead of Phase III trials) and seven years of drug marketing exclusivity for the sponsor. In addition, the FDA sometimes provides orphan research grants to aid in the costs of developing an orphan drug. Once the drug candidate has received orphan drug approval, the sponsor may conduct larger, more extensive clinical trials seeking approval for other, more widespread diseases.

We plan to develop drug candidates initially for orphan category cancers in order to reduce the time-to-market. This would enable us to either license these drugs for further development in multiple indications by major pharmaceutical companies or conduct the registration trials ourselves.

***In-License Unique Technology***

We continually review opportunities to in-license and advance compounds in oncology and other strategic therapeutic areas that have value creating potential and will strengthen our R&D pipeline. For example, in February 2005, we licensed the intellectual property of Revaax Pharmaceuticals LLC ("Revaax") to develop new drugs for treatment of CNS and mood disorders, and as a result of this licensing agreement, have advanced Serdaxin™ and Zoraxel™ into clinical trials planned for 2008.

***Capitalize on Our Management Team's Expertise for Drug Development and Product Commercialization***

Commercializing drugs requires regulatory, clinical development, and marketing skill sets that our management team possesses. Our regulatory knowledge comes from team members who have either been regulatory reviewers at the FDA or regulatory consultants who have prepared and filed regulatory documents in the U.S. and worldwide. Our management team also possesses clinical development experience in oncology and several other therapeutic areas, that facilitates strategic approaches to, and competitive advantages in, the design, risk assessment, and implementation of drug development programs. We also have prior experience in pharmaceutical alliances, product launches and marketing.

**Our Pipeline Drug Candidates**

We have three clinical stage or clinic ready drugs in development, and several more pre-clinical drugs, including the following:

Clinical Stage Pipeline

(1) Archexin™: First-in-class anti-cancer Akt inhibitor

(2) Serdaxin™: Antidepressant Drug

(3) Zoraxel™: Erectile Dysfunction (ED) drug

Pre-clinical Pipeline

(4) RX-0201-Nano: Nanoliposomal anti-cancer Akt-1 inhibitor

(5) RX-0047-Nano: Nanoliposomal anti-cancer HIF-1 alpha inhibitor

(6) Nano-polymer Anticancer Drugs: HPMA-docetaxel and HPMA-gemcitabine

We have discussed our clinical stage pipeline in detail above.

*Pre-clinical Pipeline*

Our pre-clinical pipeline includes:

*(1) RX-0201-Nano: Nanoliposomal anti-cancer Akt-1 inhibitor*

RX-0201, the active ingredient of Archexin™, is a first-in-class, potent inhibitor of the Akt-1 protein kinase. RX-0201-Nano is a nanoliposomal product of RX-0201 with high incorporation efficiency and good stability. Nanoliposomal delivery of RX-0201 may provide significant clinical benefits including targeted higher cellular uptake, extended circulation time, reduced drug-related toxicity, and improved efficacy. Phase I trials are planned for 2009.

*(2) RX-0047-Nano: Nanoliposomal anti-cancer HIF-1α inhibitor*

RX-0047-Nano is a nanoliposomal cancer drug candidate that selectively inhibits expression of the HIF-1α transcription factor. HIF-1α is a key signaling molecule in angiogenesis, cancer cell survival and invasion, and radiation resistance. RX-0047 is a first-in-class anticancer candidate that directly inhibits expression of mRNA and protein of HIF-1α. HIF-1α is over-expressed in a broad range of human cancers, and associated with increased cancer mortality and resistance. In pre-clinical studies, RX-0047 significantly downregulated expression of HIF-1α mRNA and protein. At nanomolar concentrations, RX-0047 inhibited proliferation of cancer cells from human solid tumors and growth of implanted tumors in xenograft animal models, and reversed resistance in radiation-resistant cancer cells. RX-0047 inhibited growth of solid tumors in lung as well as prostate cancer xenograft models, and significantly blocked metastasis in a lung metastatic model. RX-0047-Nano is expected to provide significant clinical benefits including targeted higher cellular uptake, extended circulation time, reduced drug-related toxicity, and improved efficacy. Phase I trials are planned for 2009.

*(3) Nano-polymer Anticancer Drugs- HPMA-docetaxel and HPMA-gemcitabine*

A major problem with many cancer drugs is their lack of tumor specificity and dose-limiting toxicity. Nano-polymer conjugated drugs may deliver drugs more precisely to tumor tissues with less toxic effects. Rexahn's HPMA-docetaxel and HPMA-gemcitabine are expected to achieve the anticancer effects of docetaxel and gemcitabine, respectively, at much lower dose levels with significantly fewer side effects. Phase I trials may be initiated in 2009.

**Competition**

We are developing new drugs to address unmet medical needs in oncology, CNS disorders, and sexual dysfunction markets. Our drug candidates will be competing with products and therapies that either currently exist or are expected to be developed. Competition among these products will be based, among other things, on product efficacy, safety, reliability, price, launch timing and execution, and patent position. Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and to secure sufficient capital resources for the often substantial period between technological conception and commercial sales.

There are a number of pharmaceutical and biotechnology companies that are conducting research and development on technologies and products for treatment of cancers, CNS diseases and sexual dysfunction. Our competitors may succeed in developing products based on novel technologies that are more effective than ours, which could render our technology and products noncompetitive prior to recovery by us of expenses incurred with respect to those products.

Our competitors may include major pharmaceutical, specialized biotechnology firms, and academic and other research institutions. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking pre-clinical testing and human clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care.

As we expand our drug development programs to include diseases other than cancer, CNS and sexual dysfunction, we will also face competition from pharmaceutical and biotechnology companies conducting research and development on products for treatment of those other diseases, increasing our competition. For many of the same reasons described above, we cannot assure you that we will compete successfully.

*Competition for Archexin™ in Treating RCC*

Prior to 2006 there were few, if any, FDA-approved drugs for treatment of RCC. There are currently no approved RCC adjuvant therapies. RCC treatments include surgery or nephrectomy, and cytokines, immunotherapy, and cytotoxic drugs. Newer drugs for RCC include multi-targeted kinase inhibitors (TKIs) and angiogenesis inhibitors, such as: Nexavar (Bayer/Onyx), Sutent (Pfizer), Torisel (Wyeth), and Avastin (Roche/Genentech).[23] These targeted drugs are gaining market uptake as front line and second line therapies; however, they have shown only limited extended survival benefit and may have side effects such as skin rash, diarrhea, and hypertension. Cytotoxic drugs usually target, in a non-specific way, all rapidly dividing cells including normal and healthy or non-cancerous cells such as those found in the blood, hair, and the lining of the gastrointestinal tract. Chemotherapy or cytotoxic drugs can damage these healthy cells leading to serious and debilitating side effects such as nausea, anemia, neutropenia, hair loss, fatigue, thrombocytopenia, neuropathic pain, nerve pain, infection and even treatment-related cancers. Rexahn is developing Archexin™ to establish a new standard of care in treating RCC and many other solid tumors. Archexin™ has demonstrated potential for greater efficacy and safety, with minimal drug toxicity and side effects, and can be an important addition to current cancer treatments.

*Competition for Serdaxin™ in Treating Depression*

The market for branded antidepressant drugs is facing fierce generic competition and saturation of product reformulations. SSRI/SNRI drugs are the standard of care for treatment of depression. Leading brands include Effexor (Wyeth) and Lexapro (Forest/Lundbeck) with 2008 sales forecasts of $1.75 billion and $1.85 billion, respectively, for the 7 major markets (US, Japan, and the 5 EU major country markets).[24] As generic antidepressants continue entering the market, the patent protected brands and new market entrants will need to be highly differentiated from established generic drugs. Of the pipeline antidepressant drugs in clinical development, Serdaxin™ could face competition from the anticipated launch(es) for agomelatine starting in 2009 (EU) and 2010 (US). Novartis/Servier is commercializing agomelatine as an orally available once-daily treatment. It is a melatonergic antidepressant that has a response rate in clinical trials similar to SSRIs. Another antidepression drug in clinical trials is Sanofi-Aventis' Saredutant. Saredutant is a $NK_2$ receptor antagonist and would be anticipated to launch in the US and EU in 2010.[23] The most common side effects of SSRI antidepressant drug class include weight gain, dry mouth, insomnia, sexual dysfunction, diarrhea, nausea, and sleepiness. Despite its shortcomings, the SSRI class of drugs is the most widely used to treat depression. However, we believe that Serdaxin™ may be a market leader and first in class antidepressant. Serdaxin™ has extensive and well-established safety in humans, and may possess greater efficacy and better tolerability compared with existing antidepressants.

*Competition for Zoraxel™ in Treating ED*

The PDE-5 inhibitors are the standard of care in ED therapeutics. The majority of ED drugs in the R&D pipeline work by a 'me-too' PDE-5 inhibitor mechanism of action, and are unlikely to establish a new standard of care.[25] Dopamine agonists are in clinical trials for ED, but those drugs tend to have side effects of nausea and vomiting.

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[23] Cancer, 2007 (Datamonitor).
[24] Depression, June 2007; MDD, March 2006 (Datamonitor).
[25] Erectile Dysfunction, 2006 (Datamonitor).

Beyond the PDE-5 inhibitors, there is currently no single class of ED drugs to dominate the pipeline. There are niche and larger market opportunities for Zoraxel™. Zoraxel™ works in the CNS by potentially affecting all three phases of sexual activity, including sexual arousal and release. Zoraxel™ may be superior to PDE-5 inhibitors, offer clinical benefits over dopamine agonists, and provide a first in class ED drug that is well-tolerated with excellent safety.

**Government Regulation**

Regulation by governmental authorities in the United States and in other countries constitutes a significant consideration in our product development, manufacturing and marketing strategies. We expect that all of our drug candidates will require regulatory approval by appropriate governmental agencies prior to commercialization and will be subjected to rigorous pre-clinical, clinical, and post-approval testing, as well as to other approval processes by the FDA and by similar health authorities in foreign countries. U.S. federal regulations control the ongoing safety, manufacture, storage, labeling, record keeping, and marketing of all biopharmaceutical products intended for therapeutic purposes. We believe that we are in compliance in all material respects with currently applicable rules and regulations.

Obtaining governmental approvals and maintaining ongoing compliance with federal regulations is expected to require the expenditure of significant financial and human resources not currently at our disposal. We plan to fulfill our short-term needs through consulting agreements and joint ventures with academic or corporate partners while building our own internal infrastructure for long-term corporate growth.

The process by which biopharmaceutical compounds for therapeutic use are approved for commercialization in the United States is lengthy. Many other countries have instituted equally difficult approval processes. In the United States, regulations published by the FDA require that the person or entity sponsoring and/or conducting a clinical study for the purpose of investigating a potential biological drug product's safety and effectiveness submit an IND application to the FDA. These investigative studies are required for any drug product for which the product manufacturer intends to pursue licensing for marketing the product in interstate commerce. If the FDA does not object to the IND application, clinical testing of the compound may begin in humans after a 30-day review period. Clinical evaluations typically are performed in three phases.

In Phase I, the drug is administered to a small number of healthy human subjects or patients to confirm its safety and to develop detailed profiles of its pharmacological and pharmacokinetic actions (*i.e.*, absorption, metabolism, excretion, duration of therapeutic concentration and effects, if any).

In Phase II, the drug is administered to groups of patients (up to a total of 500) to determine its preliminary efficacy against the targeted disease and the requisite dose and dose intervals. In a typical development program, additional animal toxicology studies precede this phase. Some Phase I clinical studies may also proceed in parallel with some Phase II studies.

In Phase III, the drug is administered to a larger group of patients (usually 1,000 to 3,000 or more) by physicians (study site investigators) in a network of participating clinics and hospitals. The extensive clinical testing is intended to confirm Phase II results and to document the nature and incidence of adverse reactions. Studies also are performed in patients with concomitant diseases and medications. While larger patient populations are evaluated in Phase III at multiple study sites, many clinical trial programs or registration studies could be conducted concurrently for the sake of time and efficiency.

After completing the IND clinical studies, the product developer submits the safety and effectiveness data generated by the studies to the FDA in the form of a New Drug Application (NDA) to market the product. It is the legal responsibility of the FDA to review the proposed product labeling, the pre-clinical (animal and laboratory) data, the clinical data, as well as the facilities utilized and the methodologies employed in the manufacture of the product which have been submitted to the agency to determine whether the product is safe and effective for its intended use.

Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for expanded labeling or treatment indications. Also, the FDA may require post-marketing testing and surveillance programs to monitor the drug's effects. Side effects resulting from the use of drug products may prevent or limit the further marketing of the products.

For marketing outside the United States, we will be subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

Certain drugs are eligible in the United States for designation by the FDA as "orphan" drugs if their use is intended to treat a disease that affects less than 200,000 persons in the U.S. or the disease affects more than 200,000 persons in the United States but there is no reasonable expectation that the cost of developing and marketing a drug will be recovered from the U.S. sales of such drug. In order for a sponsor to obtain orphan designation for a drug product, an application must be submitted for approval to the FDA's Office of Orphan Products Development. The approval of an application for orphan designation is based upon the information submitted by the sponsor. A drug that has obtained orphan designation is said to have "orphan status". The approval of an orphan designation request does not alter the standard regulatory requirements and process for obtaining marketing approval. Safety and efficacy of a compound must be established through adequate and well-controlled studies.

Orphan drugs may obtain FDA approval after successful Phase II trials, rather than after completion of Phase III trials, resulting in faster time-to-market for those drugs. If a sponsor obtains orphan drug designation for a particular compound and is the first to obtain FDA regulatory approval of that compound, then that sponsor is granted marketing exclusivity for a period of seven years.

**Sales and Marketing**

Rexahn plans to commercialize unique and differentiated drugs that are first-in-class or market leaders, and establish new standards of care. We plan to develop cancer drugs for orphan indications initially, and then expand into more highly prevalent cancers. Currently, Archexin™ has Orphan drug designation for five cancer indications. For drugs that require larger pivotal trials and/or large sales force, Rexahn seeks alliances and corporate partnerships with larger pharmaceutical firms. We also seek acquisition or in-licensing candidates to strengthen our product pipeline.

While Rexahn may build an in-house sales force for detailing specialty physician markets, the company would seek pharmaceutical or commercialization partners to market drug(s) to larger primary care physician audiences. There are inherent risks and advantages to establishing in-house sales force and commercial functions. The company would consider investment return metrics such as time to breakeven, internal rate of return, return on capital, etc.

Rexahn also could seek to expand from its clinical-stage capabilities into a fully integrated biopharmaceutical company by using the following business models, or combination thereof: Fully-integrated pharma company (FIPCO) with its own sales force; Specialty sales force focused on niche markets, deployed in combination with contract sales force and/or co-promotion efforts with pharmaceutical partners; or Sales force with specific geographic rights or indications carved out. Strategic plans for pricing, branding, customer segmentation and targeting, product positioning, reimbursement strategies, channel strategies, sales force sizing; and logistics and supply chain planning, would be driven, in part, by business considerations as set forth above, capital requirements, and commercial opportunity and forecasts.

**Research and Development**

Our research technologies are focused on our proprietary multi-target aimed ligands platform and nano-based drug delivery. For a discussion of collaboration arrangements pursuant to which we obtain research and development services from universities, research institutions and other organizations, see "Collaboration and License Agreements" in this Item.

For the year ending December 31, 2007, we spent $1,527,294 on research and development activities, which included payroll of $488,200, studies of $252,709, consulting of $251,637, and stock compensation of $534,748. For the year ending December 31, 2006, we spent $3,325,423 on research and development activities, which included payroll of $684,689, studies of $2,053,303, consulting of $172,307, and stock compensation of $414,844.

*Multi-Target Ligands Platform*

Rexahn has developed a unique multi-target aimed ligands (MuTAL) platform. Because cancer is a complex disease caused by multiple factors as well as genetic modifications, cancer treatment involves a combination of drugs with different mechanisms of action, which compound degree and extent of toxicities. Our approach is to control multiple targets important for cancer proliferation with a single agent. In doing so, Rexahn utilizes a proprietary, genomics-based integrated computational modeling system to discover potentially important biological protein targets that control multiple genes or signaling events involved in cancer.

*Nanomedicine Delivery System*

We are developing unique nanomedicine delivery systems that may increase the availability of a drug at the disease site, minimize adverse reactions, and/or provide longer duration of action of a drug in the body. Rexahn has been awarded grants from Maryland Industrial Partnerships (MIPS). We are currently testing multiple nanoliposomal- and nanopolymer-based delivery technologies, and collaborating with the Center for Nanomedicine of the University of Maryland to develop nano-medicines.

**Manufacturing**

We do not currently have the resources required for commercial manufacturing of our drug candidates. We currently outsource the manufacturing of drug substances and drug products for our drug candidates. We have no current plans to build internal manufacturing capacity for any product. Manufacturing will be accomplished through outsourcing or through partnerships with large pharmaceutical companies.

**Intellectual Property**

Proprietary protection for our drug candidates, processes and know-how is important to our business. We plan to aggressively prosecute and defend our patents and proprietary technology. Rexahn has several U.S. and international patents issued for broad IP coverage of our drug candidates in cancer, CNS, behavioral and mood disorders, neuroprotection and sexual dysfunction. Additional U.S., Europe, and foreign patents are pending. Our policy is to file patent applications to protect technology, inventions, and improvements that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

In March 2005, we licensed-in CNS-related intellectual property from Revaax Pharmaceuticals, LLC. The intellectual property rights acquired cover use of certain compounds for anxiety, depression, aggression, cognition, Attention Deficit Hyperactivity Disorder, neuroprotection and sexual dysfunction. See "Collaboration and License Arrangements" in this Item for additional information.

**Collaboration and License Arrangements**

We have numerous collaborative research and development relationships with universities, research institutions and other organizations. A description of some of these relationships is below:

**UPM Pharmaceuticals, Inc. ("UPM").** On April 3, 2006, we entered into an agreement with UPM to develop product formulations for Serdaxin™ and Zoraxel™, respectively.

**Korean Research Institute of Bioscience and Biotechnology ("KRIBB").** On April 1, 2006, we entered into a research agreement with KRIBB to evaluate anti-tumor activity, toxicology, pharmacokinetics and mechanisms of action for RX-5902.

**Ewha Womans University ("Ewha").** On March 1, 2004, we entered into an agreement with Ewha to collaborate with and sponsor Ewha's research in the area of carbocyclic nucleoside, which relates to our anticancer drug discovery efforts. Intellectual property made or developed in the course of this agreement is or will be owned by us. In March 1, 2006, we entered into another research program with Ewha.

**Amarex, LLC ("Amarex").** On January 6, 2006, we contracted with Amarex to conduct Phase II clinical studies of Archexin™.

**Korea Research Institute of Chemical Technology ("KRICT").** On June 1, 2005, we entered into a joint research agreement with KRICT with respect to research regarding protein kinases in human cancer diseases. The research term expired in early 2006. Intellectual property made or developed under this agreement is jointly owned by us and KRICT. On March 1, 2007, we entered into a research agreement with KRICT with respect to research regarding evaluation of plasma pharmacokinetics of RX-10100 in male Beagle dogs. Inventions or discoveries made or developed under this agreement is solely owned by us.

**The University of Maryland ("UMD").** On March 15, 2005, we entered into a Maryland Industrial Partnership agreement with the Biotechnology Institute of UMD to collaborate with and sponsor UMD's research in the area of ligand screening for novel anticancer therapeutics. Intellectual property made or developed under this agreement is jointly owned by us and UMD.

**The University of Maryland Baltimore ("UMB").** On February 1, 2007, we entered into a Maryland Industrial Partnership agreement with the UMB to collaborate with and sponsor the joint development of polymer-drug conjugates for cancer therapy, for the targeted delivery of cancer drugs. Intellectual property made or developed under this agreement is jointly owned by us and UMB.

**Revaax Pharmaceuticals LLC ("Revaax").** On February 10, 2005, we licensed on an exclusive basis, with the right to sublicense, all of the intellectual property of Revaax, which includes five patents and 14 patent applications, with respect to certain chemical structures that have demonstrated in pre-clinical research the potential to treat certain behavioral disorders, such as anxiety, depression and cognitive disorders. This agreement expires upon the expiration of the royalty term for all licensed products in all countries, which is no earlier than August 2020 and could extend to August 2024. This agreement provides for an initial license fee and milestone payments based on the initiation of pivotal trials for disease treatment indication for licensed products. Furthermore, we will pay Revaax a specified fee for each licensed product under the agreement upon receipt of marketing approval for the licensed product. Notwithstanding the milestone payment arrangement described above, we are not obligated to make any milestone payment with respect to milestone events for which we receive sublicense revenues and are obligated to pay Revaax a percentage of such sublicense revenues, as well royalties for sales of licensed products based on net sales of the licensed products.

**Formatech, Inc. ("Formatech").** On August 17, 2004 we entered into an agreement with Formatech to monitor and perform stability studies on our drug candidate, Archexin™. On January 3, 2006 and March 29, 2006, we contracted with Formatech to perform experiments on Archexin™ dosage form and concentrations.

**Employees**

We currently have 15 full-time employees, all of whom are based at our Rockville, Maryland office. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe our relationships with our employees are satisfactory.

## RISK FACTORS

*You should carefully consider the risks described below together with the other information included in this Annual Report on Form 10-KSB. Our business, financial condition or results of operations could be adversely affected by any of these risks. If any of these risks occur, the value of our common stock could decline.*

***We currently have no product revenues and will need to raise additional capital to operate our business.***

To date, we have generated no product revenues. Until we receive approval from the FDA and other regulatory authorities for our drug candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of equity or debt offerings we may make, cash on hand, licensing fees and grants. Over the next 12 months we expect to spend approximately $1 million on clinical development for Phase II clinical trials of Archexin™. Based on our current plans and our capital resources, we believe that our cash and cash equivalents will be sufficient to enable us to meet our planned operating needs for at least the next 12 months, including the clinical trials of Archexin™. We plan to initiate Phase II clinical trials of Serdaxin™ and Zoraxel™ beginning in 2008 at an additional cost of up to approximately $1 million.

However, changes may occur that would consume our existing capital at a faster rate than projected, including but not limited to, the progress of our research and development efforts, the cost and timing of regulatory approvals and the costs of protecting our intellectual property rights. We may seek additional financing to implement and fund other drug candidate development, clinical trial and research and development efforts, including Phase I clinical trials for other new drug candidates, as well as other research and development projects, which together with the current operating plan for the next year, could aggregate up to $6 million through the first quarter of 2009.

We will need additional financing to continue to develop our drug candidates, which may not be available on favorable terms, if at all. If we are unable to secure additional financing in the future on acceptable terms, or at all, we may be unable to complete our planned pre-clinical and clinical trials or obtain approval of our drug candidates from the FDA and other regulatory authorities. In addition, we may be forced to reduce or discontinue product development or product licensing, reduce or forego sales and marketing efforts and forego attractive business opportunities in order to improve our liquidity to enable us to continue operations. Any additional sources of financing will likely involve the sale of our equity securities or securities convertible into our equity securities, which may have a dilutive effect on our stockholders.

***We are not currently profitable and may never become profitable.***

We have generated no revenues to date from product sales. Our accumulated deficit as of December 31, 2007 and 2006 was $24,994,331 and $20,690,326, respectively. For the years ended December 31, 2007 and 2006, we had net losses of $4,304,005 and $6,486,003, respectively, primarily as a result of expenses incurred through a combination of research and development activities related to the various technologies under our control and expenses supporting those activities. Even if we succeed in developing and commercializing one or more of our drug candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future, based on the following considerations:

- continued pre-clinical development and clinical trials for our current and new drug candidates;
- efforts to seek regulatory approvals for our drug candidates;
- implementing additional internal systems and infrastructure;
- licensing in additional technologies to develop; and
- hiring additional personnel.

We also expect to continue to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve profitability.

***We have a limited operating history.***

We are a development-stage company with a limited number of drug candidates. To date, we have not demonstrated an ability to perform the functions necessary for the successful commercialization of any of our drug candidates. The successful commercialization of our drug candidates will require us to perform a variety of functions, including, but not limited to:

- conducting pre-clinical and clinical trials;
- participating in regulatory approval processes;
- formulating and manufacturing products; and
- conducting sales and marketing activities.

To date, our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology, drug candidate research and development and undertaking, through third parties, pre-clinical trials and clinical trials of our principal drug candidates. These operations provide a limited basis for assessment of our ability to commercialize drug candidates.

***We may not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our drug candidates.***

We will need FDA approval to commercialize our drug candidates in the U.S. and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our drug candidates in those jurisdictions. In order to obtain FDA approval of our drug candidates, we must submit to the FDA a New Drug Application ("NDA") demonstrating that the drug candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA's regulatory requirements typically takes many years, and depends upon the type, complexity and novelty of the drug candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Two of our drug candidates, Archexin™ and RX-0047, are ASO compounds. To date, the FDA has not approved any NDAs for any ASO compounds. In addition, each of Archexin™, RX-0201-nano and RX-0047-nano is of a drug class (Akt inhibitor, in the case of Archexin™ and RX-0201-nano, and HIF inhibitor, in the case of RX-0047) that has not been approved by the FDA to date, nor have we submitted such NDA. After the clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our drug candidates for sale outside the United States.

***Our drug candidates are in early stages of clinical trials.***

Our drug candidates are in an early stage of development and require extensive clinical testing, which are very expensive, time-consuming and difficult to design. In 2007, Archexin™, an oncology drug candidate, entered Phase II clinical trials. We plan to initiate Phase II clinical trials of Serdaxin™ and Zoraxel™, neuroscience and sexual dysfunction drug candidates, beginning in 2008.

***Clinical trials are very expensive, time-consuming and difficult to design and implement.***

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our current drug candidates will take at least three years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including, but not limited to:

- unforeseen safety issues;
- determination of dosing issues;
- lack of effectiveness during clinical trials;
- reliance on third party suppliers for the supply of drug candidate samples;
- slower than expected rates of patient recruitment;
- inability to monitor patients adequately during or after treatment;
- inability or unwillingness of medical investigators and institutional review boards to follow our clinical protocols; and
- lack of sufficient funding to finance the clinical trials.

In addition, we or the FDA may suspend clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

***If the results of our clinical trials fail to support our drug candidate claims, the completion of development of such drug candidate may be significantly delayed or we may be forced to abandon development altogether, which will significantly impair our ability to generate product revenues.***

Even if our clinical trials are completed as planned, we cannot be certain that our results will support our drug candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our drug candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a drug candidate and may delay development of other drug candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, delay our ability to commercialize our drug candidates and generate product revenues. In addition, our trial designs may involve a small patient population. Because of the small sample size, the results of early clinical trials may not be indicative of future results.

***If physicians and patients do not accept and use our drugs, our ability to generate revenue from sales of our products will be materially impaired.***

Even if the FDA approves our drug candidates, physicians and patients may not accept and use them. Future acceptance and use of our products will depend upon a number of factors including:

- awareness of the drug's availability and benefits;
- perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;
- pharmacological benefit and cost-effectiveness of our product relative to competing products;
- availability of reimbursement for our products from government or other healthcare payers;
- effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and
- the price at which we sell our products.

Because we expect sales of our current drug candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

***Much of our drug development program depends upon third-party researchers, and the results of our clinical trials and such research activities are, to a limited extent, beyond our control.***

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials and toxicology studies. This business practice is typical for the pharmaceutical industry and companies like us. For example, the Phase I clinical trials of Archexin™ were conducted at the Lombardi Comprehensive Cancer Center of Georgetown Medical Center and the University of Alabama at Birmingham, with the assistance of Amarex, LLC, a pharmaceutical clinical research service provider who is responsible for creating the reports that will be submitted to the FDA. We also relied on TherImmune Research Corporation (now named Bridge Global Pharmaceutical Services, Inc.), a discovery and pre-clinical service provider, to summarize Archexin™ 's pre-clinical data. While we make every effort internally to oversee their work, these collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, may be delayed. The risk of completion or delay of these studies is not within our direct control and a program delay may occur due to circumstances outside our control. A delay in any of these programs may not necessarily have a direct impact on our daily operations. However, to the extent that a delay results in additional cost to us, a higher than expected expense may result. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

***We rely exclusively on third parties to formulate and manufacture our drug candidates, which expose us to a number of risks that may delay development, regulatory approval and commercialization of our products or result in higher product costs.***

We have no experience in drug formulation or manufacturing. Internally, we lack the resources and expertise to formulate or manufacture our own drug candidates. Therefore, we rely on third party expertise to support us in this area. For example, we have entered into contracts with third-party manufacturers such as Raylo Chemicals Inc., Formatech, Inc., Avecia Biotechnology Inc. and UPM Pharmaceuticals, Inc. to manufacture, supply, store and distribute supplies of our drug candidates for our clinical trials. If any of our drug candidates receive FDA approval, we will rely on these or other third-party contractors to manufacture our drugs. Our reliance on third-party manufacturers exposes us to the following potential risks:

- We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our products after receipt of FDA approval, if any.

- Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs.

- Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

- Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Agency ("DEA"), and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards, but we may be ultimately responsible for any of their failures.

- If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, drug approval and commercialization and potentially result in higher costs and/or reduced revenues.

***We have no experience selling, marketing or distributing products and currently no internal capability to do so.***

We currently have no sales, marketing or distribution capabilities. While we intend to have a role in the commercialization of our products, we do not anticipate having the resources in the foreseeable future to globally develop sales and marketing capabilities for all of our proposed products. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships with other companies having sales, marketing and distribution capabilities, the collaborator's strategic interest in the products under development and such collaborator's ability to successfully market and sell any such products. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. We cannot assure you that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of its agreements with such third parties, which cannot be predicted at this early stage of our development. We cannot assure you that such efforts will be successful. In addition, we cannot assure you that we will be able to market and sell our products in the United States or overseas.

***Developments by competitors may render our products or technologies obsolete or non-competitive.***

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, such as Keryx Biopharmaceuticals, Genta Incorporated and Imclone Systems Incorporated, as well as academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as more experience in:

- developing drugs;
- undertaking pre-clinical testing and human clinical trials;
- obtaining FDA and other regulatory approvals of drugs;
- formulating and manufacturing drugs; and
- launching, marketing and selling drugs.

Large pharmaceutical companies such as Bristol-Myers Squibb, Eli-Lilly, Novartis and Glaxo-SmithKline currently sell both generic and proprietary compounds for the treatment of cancer. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

***If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish and our business and competitive position would suffer.***

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We have filed U.S. and PCT patent applications for anti-Akt compounds, including Archexin™ and anti-HIF compounds, including RX-0047. In November 2006, we were granted a U.S. patent for our anti-Akt compounds, including Archexin™. The patent covers the nucleotide sequences of the anti-sense compounds that target and inhibit the expression of Akt in human tissues or cells. The patent also covers the method of using the compounds to induce cytotoxicity in cancer cells. We have also filed three U.S. provisional patent applications for new anti-cancer quinazoline compounds, new anti-cancer nucleoside products and a drug target, cenexin, a polo-box binding protein. In December 2004, we also filed two Korean patent applications for new anti-cancer piperazine compounds. Through our licensing agreement with Revaax, we hold exclusive rights to five patents and 14 patent applications, with respect to certain chemical structures related to antibiotics, but without antibiotic efficacy. However, we cannot predict:

- the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our licensed patents;
- if and when patents will issue;
- whether or not others will obtain patents claiming aspects similar to those covered by our licensed patents and patent applications; or
- whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all employees to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

***If we infringe the rights of third parties we could be prevented from selling products and be forced to pay damages and defend against litigation.***

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and may have to:

- obtain licenses, which may not be available on commercially reasonable terms, if at all;
- redesign our products or processes to avoid infringement;
- stop using the subject matter claimed in the patents held by others, which could cause us to lose the use of one or more of our drug candidates;
- pay damages; or
- defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

Although to date, we have not received any claims of infringement by any third parties, as our drug candidates move into clinical trials and commercialization, our public profile and that of our drug candidates may be raised and generate such claims.

***Our license agreement with Revaax may be terminated in the event we commit a material breach, the result of which would significantly harm our business prospects.***

Our license agreement with Revaax is subject to termination by Revaax if we materially breach our obligations under the agreement, including breaches with respect to certain installment payments and royalty payments, if such breaches are not cured within a 60-day period. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. If this license agreement is terminated, we will lose all of our rights to develop and commercialize the licensed compounds, including Serdaxin™ and Zoraxel™, which would significantly harm our business and future prospects.

***If we are unable to successfully manage our growth, our business may be harmed.***

In addition to our own internally developed drug candidates, we proactively seek opportunities to license in and advance compounds in oncology and other therapeutic areas that are strategic and have value creating potential to take advantage of our development know-how. We are actively pursuing additional drug candidates to acquire for development. Such additional drug candidates could significantly increase our capital requirements and place further strain on the time of our existing personnel, which may delay or otherwise adversely affect the development of our existing drug candidates. Alternatively, we may be required to hire more employees, further increasing the size of our organization and related expenses. If we are unable to manage our growth effectively, we may not efficiently use our resources, which may delay the development of our drug candidates and negatively impact our business, results of operations and financial condition.

***We may not be able to attract and retain qualified personnel necessary for the development and commercialization of our drug candidates. Our success may be negatively impacted if key personnel leave.***

Attracting and retaining qualified personnel will be critical to our future success. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot assure you that we will be successful.

The loss of the technical knowledge and management and industry expertise of any of our key personnel, especially Dr. Chang H. Ahn, our Chairman and Chief Executive Officer and regulatory expert, could result in delays in product development and diversion of management resources, which could adversely affect our operating results. We do not have "key person" life insurance policies for any of our officers.

***We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.***

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. Although we currently carry clinical trial insurance and product liability insurance we, or any collaborators, may not be able to maintain such insurance at a reasonable cost. Even if our agreements with any future collaborators entitles us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

***An investment in shares of our common stock is very speculative and involves a very high degree of risk.***

To date, we have generated no revenues from product sales and only minimal revenues from a research agreement with a minority shareholder, and interest on bank account balances and short-term investments. Our accumulated deficit as of December 31, 2007 and 2006 was $24,994,331 and $20,690,326, respectively. For the years ended December 31, 2007 and 2006, we had net losses of $4,304,005 and $6,486,003, respectively, primarily as a result of expenses incurred through a combination of research and development activities related to the various technologies under our control and expenses supporting those activities. Until we receive approval from the FDA and other regulatory authorities for our drug candidates, we cannot sell our drugs and will not have product revenues.

***The market price of our common stock may fluctuate significantly.***

The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, such as:

- the announcement of new products or product enhancements by us or our competitors;
- developments concerning intellectual property rights and regulatory approvals;
- variations in our and our competitors' results of operations;
- changes in earnings estimates or recommendations by securities analysts; and
- developments in the biotechnology industry.

Further, the stock market, in general, and the market for biotechnology companies, in particular, have experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. You should also be aware that price volatility might be worse if the trading volume of our common stock is low. We have not paid, and do not expect to pay, any cash dividends because we anticipate that any earnings generated from future operations will be used to finance our operations and as a result, you will not realize any income from an investment in our common stock until and unless you sell your shares at a profit.

Some or all of the "restricted" shares of our common stock issued in the merger of CPRD and Rexahn, Corp or held by other stockholders may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our common stock. In general, an affiliated person who has held restricted shares for a period of six months may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to 1 percent of the outstanding shares (approximately 550,000 shares) during a three-month period. Non-affiliates may sell restricted securities after six months without any limits on volume.

***Trading of our common stock is limited.***

Trading of our common stock is currently conducted on the National Association of Securities Dealers' Over-the-Counter Bulletin Board ("OTC-BB"). The liquidity of our securities has been limited, not only in terms of the number of securities that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of us.

These factors may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock. Currently, there are approximately 600 holders of record of our common stock.

***Because our common stock may be a "penny stock," it may be more difficult for you to sell shares of our common stock, and the market price of our common stock may be adversely affected.***

Our common stock may be a "penny stock" if, among other things, the stock price is below $5.00 per share, we are not listed on a national securities exchange or approved for quotation on the Nasdaq Stock Market, or we have not met certain net tangible asset or average revenue requirements. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold in violation of the penny stock rules, purchasers may be able to cancel their purchase and get their money back. If applicable, the penny stock rules may make it difficult for investors to sell their shares of our stock. Because of the rules and restrictions applicable to a penny stock, there is less trading in penny stocks and the market price of our common stock may be adversely affected. Also, many brokers choose not to participate in penny stock transactions. Accordingly, purchasers may not always be able to resell shares of our common stock publicly at times and prices that they feel are appropriate.

**Item 2. Description of Property.**

We lease approximately 8,030 square feet of laboratory and office space at 9620 Medical Center Drive, Rockville, Maryland, 20850. The facility is equipped with the requisite laboratory services required to conduct our business and we believe that our existing facilities are adequate to meet our needs for the foreseeable future. Our lease expires on June 30, 2009. We do not own any real property.

**Item 3. Legal Proceedings.**

We are not subject to any pending legal proceedings, nor are we aware of any threatened claim against us.

**Item 4. Submission of Matters to a Vote of Security Holders.**

None.

## PART II

**Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.**

As of March 28, 2008, we are authorized to issue two classes of capital stock, which are common stock and preferred stock. Our total authorized shares of common stock and preferred stock are 500,000,000 shares, par value $0.0001 per share, and 100,000,000 shares, par value $0.0001, respectively. As of March 28, 2008, we have 55,935,649 shares of common stock outstanding and approximately 600 stockholders of record of common stock. As of March 28, 2008, no shares of preferred stock are outstanding.

Our common stock is traded on the Over the Counter Bulletin Board (the "OTC-BB") under the ticker symbol "RXHN." Prior to May 13, 2005, the Company common stock was traded on the OTC-BB under the ticker symbol "CPRD" since November 2004. The quarterly reported high and low bid and asked prices for our common stock are shown below for the eight fiscal quarters ended December 31, 2007. The prices presented are bid and ask prices, which reflect inter-dealer prices and do not include retail mark-ups and mark-downs or any commission. The prices may not necessarily reflect actual transactions.

| Period | High | Low |
|---|---|---|
| 2006 | | |
| First Quarter | $2.50 | $1.11 |
| Second Quarter | $2.00 | $1.15 |
| Third Quarter | $5.00 | $1.50 |
| Fourth Quarter | $3.05 | $1.01 |
| 2007 | | |
| First Quarter | $1.85 | $1.10 |
| Second Quarter | $2.52 | $1.25 |
| Third Quarter | $2.20 | $1.01 |
| Fourth Quarter | $2.45 | $1.05 |

In January of 2008, we applied for listing on the American Stock Exchange. On March 7, 2008, we received an acknowledgement from the American Stock Exchange that our application was received. There is no guarantee that our application for listing on the American Stock Exchange will be approved.

***Dividends***

We have not paid any cash dividends on common stock and do not expect to do so in the foreseeable future. We anticipate that any earnings generated from future operations will be used to finance our operations. No restrictions exist upon our ability to pay dividends.

***Purchase of Equity Securities by the Small Business Issuer and Affiliated Purchasers***

There were no repurchases of equity securities in 2007.

*Equity Compensation Plan Information*

The following table provides information, as of December 31, 2007, about shares of our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of our existing equity compensation plans.

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 6,045,795 | $0.97 | 10,954,205 |
| Equity compensation plans not approved by stockholders | — | — | — |
| Total | 6,045,795 | $0.97 | 10,954,205 |

**Item 6. Management's Discussion and Analysis or Plan of Operation**

*You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our financial statements and the related notes, which are included in this Annual Report on Form 10-KSB. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-KSB, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements contained herein are forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements". You should also review the "Risk Factors" section under this Item 1 of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described herein or implied by such forward-looking statements.*

**Overview**

Our company resulted from the merger of Corporate Road Show.Com Inc., a New York corporation incorporated in November 1999, and Rexahn, Corp, a Maryland corporation, immediately after giving effect to our reincorporation as a Delaware corporation under the name "Rexahn Pharmaceuticals, Inc." In connection with that transaction, a wholly owned subsidiary of ours merged with and into Rexahn, Corp, with Rexahn, Corp remaining as the surviving corporation and a wholly owned subsidiary of ours. In exchange for their shares of capital stock in Rexahn, Corp, the former stockholders of Rexahn, Corp received shares of common stock representing approximately 91.8% of the Company's outstanding equity after giving effect to the transaction. Further, upon the effective time of the Merger, our historic business was abandoned and the business plan of Rexahn, Corp was adopted. The transaction was therefore accounted for as a reverse acquisition with Rexahn, Corp as the accounting acquiring party and CPRD as the acquired party. In September 2005, Rexahn, Corp was merged with and into the Company.

Our efforts and resources have been focused primarily on acquiring and developing our pharmaceutical technologies, raising capital and recruiting personnel. We are a development stage company and have no product sales to date and we will not receive any product sales until we receive approval from the FDA or equivalent foreign regulatory bodies to begin selling our pharmaceutical candidates. Our major sources of working capital have been proceeds from various private financings, primarily private sales of common stock and debt securities, and collaboration agreements with our strategic investors.

**Critical Accounting Policies**

A "critical accounting policy" is one which is both important to the portrayal of our financial condition and results and requires our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our accounting policies are in accordance with United States generally accepted accounting principles, or GAAP, and their basis of application is consistent with that of the previous year.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from those estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become available.

**Stock-Based Compensation**

Effective January 1, 2006, the Company's Plan is accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)"), which replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. FAS 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107 ("SAB 107"), which provides the Staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies. See Note 7 to the Financial Statements in Item 7 of this Annual Report for further details.

**Recently Issued Accounting Standards**

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period, increased or decreased by the change in deferred tax assets and liabilities during the period.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). There was no impact on the Company's consolidated financial position, results of operations or cash flows at December 31, 2007 and for the year then ended as a result of implementing FIN 48. At the adoption date of January 1, 2007 and at December 31, 2007, the Company did not have any unrecognized tax benefits. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of January 1, 2007 and December 31, 2007, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. As a result of the Company's net operating loss carryforwards, all of its tax years are subject to federal and state tax examination.

In September 2006, the staff of the SEC issued Staff Accounting Bulletin ("SAB") No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 became effective in fiscal year end December 31, 2007. Adoption of SAB 108 did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2006, the FASB issued FASB Staff Position ("FSP") EITF 00-19-2 "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2") which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." Adoption of FSP EITF 00-19-02 is required for fiscal years beginning after December 15, 2006, and did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. In December 2007, the FASB released a proposed FASB Staff Position (FSP FAS 157-b - Effective Date of FASB Statement No. 157) which, if adopted as proposed, would delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not believe that adoption of this statement would have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of Fiscal 2008 and is still evaluating the effect, if any, on its financial position or results of operations.

In June 2007, the EITF Issue 07-03, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development" (EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The Company is currently evaluating the potential impact from adopting EITF 07-03 on the financial position or results of operations.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141R is not currently expected to have a material effect of the Company's Financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 160. "Noncontrolling Interests in Consolidated Financial Statements-and Amendment of ARB No. 51." SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 is not currently expected to have a material effect on the Company's financial position, results of operations, or cash flows.

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities.* The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company is currently evaluating the impact of adopting SFAS. No. 161 on its financial statements.

**Results of Operations**

***Comparison of the Year Ended December 31, 2007 and the Year Ended December 31, 2006***

***Total Revenues***

During 2003 we entered into a collaborative research agreement with Rexgene Biotech Co., Ltd. ("Rexgene"), a minority shareholder. Rexgene is engaged in the development of pharmaceutical products in Asia and has agreed to assist us with the research, development and clinical trials necessary for registration of our Archexin™ drug candidate in Asia. This agreement provides Rexgene with exclusive rights to license, sublicense, make, have made, use, sell and import Archexin™ in Asia. A one-time contribution to the joint development and research of Archexin™ of $1,500,000 was paid to us in 2003 in accordance with the agreement. The amount of revenue from this contribution is being recognized as income over the term of this agreement which terminates at the later of 20 years or the term of the patent on the licensed product. We use 20 years as the basis for revenue recognition and accordingly $75,000 was included in revenues in each fiscal year beginning with 2003 and the remaining $1,125,000 is reflected as deferred revenue on the balance sheet as of December 31, 2007. We adopted SAB No. 104,

"Revenue Recognition - Nonrefundable Upfront Fees" with respect to the accounting for this transaction. These fees are to be used in the cooperative funding of the costs of development of Archexin™.

***General and Administrative Expenses***

General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including business development and general legal activities.

General and administrative expenses decreased $323,341, or 10.6%, from $3,051,493 in fiscal 2006 to $2,728,152 in fiscal 2007. The decrease was due primarily to a decrease in professional fees and expenses. Lower general and administrative expenses during fiscal 2007 were also attributable to lower stock compensation expense.

***Research and Development Expenses***

Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for laboratory development and other expenses relating to the design, development, testing, and enhancement of our drug candidates. We expense our research and development costs as they are incurred.

Research and development expenses decreased $1,798,129, or 54.1%, from $3,325,423 in fiscal 2006 to $1,527,294 in fiscal 2007. The decrease was due primarily to the fact that we paid a $1.8 million fee for drug manufacturing in 2006. We expect that research and development expenses will increase as our other drug candidates move into the clinical trials phases of development.

***Patent Fees***

Our patent fees decreased $104,561, or 35.9%, from $291,174 in fiscal 2006 to $186,613 in fiscal 2007. The decrease was primarily due to the fact that we filed fewer new patent applications in 2007 as compared to 2006.

***Depreciation and Amortization***

Depreciation expense decreased $59,440, or 47.7%, from $124,510 in fiscal 2006 to $65,070 in fiscal 2007. The decrease was due primarily to fewer unamortized balances in 2007 when compared to 2006.

***Interest Expense***

Our interest expense decreased $99,651, or 100%, from $99,651 in fiscal 2006 to $0 in fiscal 2007. The decrease was due primarily to conversion of $3,850,000 principal amount of the Company's convertible notes into common stock in May 2006.

***Interest Income***

In fiscal 2007, we recorded $128,124 of interest income from the investment of our cash and cash equivalents and other short-term investments, compared to $331,248 recorded in fiscal 2006. The decrease of $203,124, or 61.3%, was primarily due to lower cash and cash equivalent balances and lower interest rates during fiscal 2007.

***Research and Development Projects***

Research and development expenses are expensed as incurred. Research and development expenses consist primarily of salaries and related personnel costs, costs to acquire pharmaceutical products and product rights for development and amounts paid to contract research organizations, hospitals and laboratories for the provision of services and materials for drug development and clinical trials. Costs incurred in obtaining the license rights to technology in the research and development stage and that have no alternative future uses are expensed as incurred. Our research and development programs are related to our three clinical stage lead drug candidates, Archexin™, Serdaxin™ and Zoraxel™ and pre-clinical stage nano drug candidates, RX-0201-Nano, RX-0047-Nano and Nano-polymer Anticancer Drugs. We have allocated direct and indirect costs to each program based on certain assumptions and our review of the status of each program, payroll-related expenses and other overhead costs based on estimated usage by each program. Each of our lead drug candidates is in various stages of completion as described below. As we expand our clinical studies, we will enter into additional development agreements. Significant additional expenditures will be required if we complete our clinical trials, start new trials, apply for regulatory approvals, continue development of our technologies, expand our operations and bring our products to market. The eventual total cost of each clinical trial is dependent on a number of uncertainties such as trial design, the length of the trial, the number of clinical sites and the number of patients. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. Because the successful development of our most advanced drug candidates, Archexin™, Serdaxin™ and Zoraxel™, is uncertain, and because RX-0201-Nano, RX-0047-Nano and Nano-polymer Anticancer Drugs are in early-stage development, we are unable to estimate the costs of completing our research and development programs, the timing of bringing such programs to market and, therefore, when material cash inflows could commence from the sale of these drug candidates. If these projects are not completed as planned, our results of operations and financial condition could be negatively affected and if we are unable to obtain additional financing to fund these projects, we may not be able to continue as a going concern.

In October 2006, we announced the conclusion of the Phase I clinical trial of Archexin™, our leading drug candidate. The costs incurred for the clinical trial was approximately $1,500,000.

The Phase I clinical trial of Archexin™, which took place at Georgetown University's Lombardi Cancer Center beginning in September 2004 and at the University of Alabama at Birmingham beginning in August 2005, was primarily to determine the safety and tolerability of the drug in patients with advanced cancer. As the main purpose of the clinical trial was to establish the safety of Archexin ™, the parameters that determined the completion of this project were a direct function of the safety profile of this compound in humans. As this was the first time that Archexin™ had been administered to humans, the safety profile in humans was unknown and, therefore, the number of doses required to determine the dosage at which the FDA safety endpoints would be met was estimated.

As the main purpose of the clinical trial was to establish the safety of Archexin™, the parameters that determined the completion of this project were a direct function of the safety profile of this compound in humans. As this was the first time that Archexin™ had been administered to humans, the safety profile in humans was unknown and therefore, the number of doses required to determine the dosage at which the FDA safety endpoints would be met was estimated.

The Phase II clinical trial of Archexin™ began in the third quarter of 2007 in patients with advanced renal cell carcinoma who have failed previous treatments. The trial is the first of multiple trials planned for Archexin™. We estimate that the Phase II trials will be completed in 2009 and will require approximately $5,000,000. In January 2005, we received "orphan drug designation" from the FDA for

Archexin™ for five cancer indications, including renal cell carcinoma, ovarian cancer, glioblastoma, stomach cancer, and pancreatic cancer. The orphan drug program is intended to provide patients with faster access to drug therapies for diseases and conditions that affect fewer than 200,000 people. Companies that receive orphan drug designation are provided an accelerated review process, tax advantages, and seven years of market exclusivity in the United States. In the future, we plan to apply Archexin™ to the treatment of other orphan indications and other cancers.

*Serdaxin ™*

Serdaxin™ is being developed to treat depression and mood disorders, and has proven and well-established safety in humans. Through December 31, 2007, the costs incurred for development of these compounds to date have been approximately $400,000. Serdaxin™ is scheduled to enter Phase II trials in the second half of 2008. We currently estimate that these studies will require $3,000,000.

*Zoraxel ™*

Zoraxel™ is a CNS-based sexual dysfunction drug that has extensive and excellent safety in humans. Through December 31, 2007, the costs incurred for development of these compounds to date have been approximately $500,000. Zoraxel™ is scheduled to enter Phase II trials in the first half of 2008. We currently estimate that these studies will require approximately $4,000,000.

*Pre-clinical Pipeline*

RX-0201-Nano, RX-0047-Nano and Nano-polymer Anticancer Drugs are in a pre-clinical stage of development and the next scheduled program for each compound is a pre-clinical toxicology study required prior to submission of an Investigational New Drug ("IND") application to the FDA. Through December 31, 2007, the costs incurred for development of these compounds to date have been approximately $1,000,000. The estimated cost to complete pre-clinical toxicology and Phase I clinical trials is estimated to be approximately $1,500,000 per each compound for a total of $4,500,000. These compounds may be entered into these Phase I clinical trials in 2009.

The conduct of the clinical trial and toxicology studies described above are being accomplished in conjunction with third-party clinical research organizations, or CROs, at external locations. This business practice is typical for the pharmaceutical industry and companies like us. As a result, the risk of completion or delay of these studies is not within our direct control and a program delay may occur due to circumstances outside our control. A delay in any of these programs may not necessarily have a direct impact on our daily operations. However, to the extent that a delay results in additional cost to us, a higher than expected expense may result.

**Liquidity and Capital Resources**

Cash used in operating activities was $3,394,839 in fiscal 2007 compared to $5,843,198 in fiscal 2006. Fiscal 2007 operating cash flows reflect our loss from continuing operations of $4,304,005, offset by net non-cash charges of $1,111,716 and a net decrease in cash components of working capital of $202,550. Non-cash charges consist of depreciation and amortization of $65,070, stock option compensation expense of $1,121,646 and amortization of deferred revenue of $75,000. The decrease in working capital primarily consists of a $31,469 increase in accounts payable and accrued expenses and an increase of $234,019 to prepaid and other assets. Fiscal 2006 operating cash flows reflect our loss from continuing operations of $6,486,003, offset by net non-cash charges of $1,083,466 and a net decrease in cash components of working capital of $440,661. Non-cash charges consisted of depreciation and amortization of $124,510, stock option compensation expense of $1,033,956 and amortization of deferred revenue of $75,000. The decrease in working capital primarily consists of a $12,249 decrease in accounts payable and accrued expenses and an increase of $428,412 to prepaid and other assets.

No cash was used in investing activities in fiscal 2007. Cash used in investing activities of $52,952 in fiscal 2006 consisted of capital expenditures for the purchase of equipment.

Cash used in financing activities of $6,720,350 in fiscal 2007 consists of proceeds from the issuance of common stock for cash of $6,800,023 offset by share issuance costs of $139,674 and upon the exercise of stock options of $60,000. Cash used in financing activities of $186,415 in fiscal 2006 consists of principal payments on long-term debt of $172,813 and the purchase of treasury stock in the amount of $28,410, offset by proceeds of $14,808 from the issuance of common stock upon the exercise of stock options.

For the years ended December 31, 2007 and 2006, we experienced net losses of $4,304,005 and $6,486,003, respectively. Our accumulated deficit as of December 31, 2007 and 2006 was $24,994,331 and $20,690,326, respectively.

We have financed our operations since inception primarily through equity and convertible debt financings and interest income from investments of cash and cash equivalents. During fiscal 2007, we had a net increase in cash and cash equivalents of $3,325,511. This increase primarily resulted from the cash provided by financing activities of $6,720,350, offset by cash used in operating activities of $3,394,839.

On December, 24, 2007 we received approximately $6,800,000 in net proceeds upon closing of the sales of our securities. Such sales consisted of the following: (1) sale to KT&G Corporation of 2,142,858 shares of our common stock and a warrant to purchase 428,572 shares of our common stock for total consideration of $3,000,000; (2) sale to Rexgene Biotech Co., Ltd. of 714,286 shares of our common stock and a warrant to purchase 142,857 shares of our common stock for total consideration of $1,000,000; (3) sale to Jungwoo Family Co., Ltd. of 142,857 shares of our common stock and a warrant to acquire up to 28,571 shares of our common stock for aggregate cash consideration of $200,000; (4) sale to Kumho Investment Bank of 357,143 shares of our common stock and a warrant to acquire up to 71,429 shares of our common stock for aggregate cash consideration of $500,000; and (5) sale to 26 individual Korean investors of a total of 1,500,015 shares of our common stock and a warrant to acquire up to 300,003 shares of our common stock for aggregate cash consideration of $2,100,000.

For the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of equity and debt offerings we may make, cash on hand, licensing fees and grants. Although we have plans to pursue additional financing, there can be no assurance that we will be able to secure financing when needed or obtain such financing on terms satisfactory to us, if at all, or that any additional funding we do obtain will be sufficient to meet our needs in the long term.

***Contractual Obligations***

In April 2004, we entered into a clinical development agreement with Georgetown University with an effective period from April 5, 2004 through April 5, 2006. The total estimated cost of the program is $223,126, based on the fees, enrollment and completion of 20 patients. The clinical trial has been completed, but Georgetown University has not yet billed the Company for the services. We expect to make a payment under the agreement in 2008.

In April 2004, we signed a 5-year lease for 8,030 square feet of office space in Rockville, Maryland commencing July 2004. The lease requires annual base rents of $200,750 subject to annual increases of 3% of the preceding years adjusted base rent. Under the leasing agreement, we also pay our allocable portion of real estate taxes and common area operating charges.

Minimum future rental payments under this lease are as follows:

| For the years ended December 31 | |
|---|---|
| 2008 | $ 222,655 |
| 2009 | 112,973 |
| | $ 335,628 |

On January 6, 2006, we contracted with Amarex, LLC to conduct Phase II clinical studies for Archexin™. In accordance with the agreement, the estimated contract duration is 24 months for a total cost of $596,244 plus pass through expenses. The service costs are payable in 24 monthly payments of $18,633 plus an up front payment of $149,061 due upon signing. We paid $540,346 towards the cost of the study as of December 31, 2007. In 2007, we added additional services to the Phase II clinical studies. The costs of these services totals $106,220, of which $87,603 was paid in 2007.

On October 2, 2003, we contracted with Amarex to conduct Phase I clinical studies for Archexin™ (then RX-0201). Of the $239,337 to be paid under this contract, $194,461 was paid as of December 31, 2007. The balance will be paid when the final report is accepted, which is expected to be in 2008. Since 2003, additional services were added to the study . These services were contracted for $193,331, of which $186,619 was paid in 2007. The balance will be paid in 2008.

On April 3, 2006, we contracted with UPM Pharmaceuticals, Inc. to develop several release formulations for Serdaxin™ and Zoraxel™. In accordance with the agreement, the estimated contract duration was seven months for an estimated cost of $433,925, of which $112,937 was paid as of December 31, 2007. The service costs were payable based upon a payment schedule related to certain milestones. During 2007, additional services were added to the project. The cost of the additional services is $42,050, of which $27,450 was paid as of December 31, 2007.

On February 1, 2007, we entered into research agreement with University of Maryland Baltimore Biotechnology Institute to identify new JNK inhibitors using their NMR technology. The total amount to be paid under this contract is $17,000, of which $10,000 was paid in 2007. The balance will be paid in 2008.

On May 18, 2007, we contracted with Lab Connect to provide sample management and central laboratory services for Phase II clinical studies for Archexin™ clinical trials. The total contract amount is estimated to be $197,220, of which $54,444 was paid in 2007. The balance will be paid as services are performed over the next 32 months.

On June 13, 2007, we contracted with Formatech to test the stability of Archexin™ package. The total amount to be paid for this contract was $17,000, of which $10,000 was paid in 2007, and the balance will be paid when the final report is submitted, which is expected to be in three years.

***Current and Future Financing Needs***

We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and development efforts. Based on our current plans and our capital resources, we believe that our cash and cash equivalents will be sufficient to enable us to meet our minimum planned operating needs for at least the next 12 months, which would entail focusing our resources on Phase II clinical trials of Archexin™, Serdaxin™ and Zoraxel™. Over the next 12 months we expect to spend a minimum of approximately $1 million on clinical development for Phase II clinical trials of Archexin™ (including our commitments described under "Contractual Commitments" of this Item 6), $3 million on general corporate expenses, and approximately $223,000 on facilities rent. We plan to initiate Phase II clinical trials of Serdaxin™ and Zoraxel™ beginning in 2008 at an additional cost of up to approximately $1 million for the next 12 months. We may seek additional financing to implement and fund other drug candidate development, clinical trial and research and development efforts to the maximum extent of our operating plan, including in-vivo animal and pre-clinical studies, Phase II clinical trials for new product candidates, as well as other research and development projects, which together with the minimum operating plan for the next 12 months, could aggregate up to $6 million through the first quarter of 2009.

However, the actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

- the progress of our product development activities;
- the number and scope of our product development programs;
- the progress of our pre-clinical and clinical trial activities;
- the progress of the development efforts of parties with whom we have entered into collaboration agreements;
- our ability to maintain current collaboration programs and to establish new collaboration arrangements;
- the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and
- the costs and timing of regulatory approvals.

**Impact of Inflation**

To date inflationary factors have not had a significant effect on our operations.

**Off-Balance Sheet Arrangements**

We do not have any off-balance sheet arrangements.

**Item 7. Financial Statements**

## Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Rexahn Pharmaceuticals, Inc.
Rockville, Maryland

We have audited the accompanying balance sheets of Rexahn Pharmaceuticals, Inc. (a development stage company) as of December 31, 2007 and 2006 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2007 and 2006 and the cumulative period from inception (March 19, 2001) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rexahn Pharmaceuticals, Inc. at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended and the cumulative period from inception (March 19, 2001) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Lazar Levine & Felix LLP
Lazar Levine & Felix LLP

New York, New York
March 24, 2008

**REXAHN PHARMACEUTICALS, INC.**
(A Development Stage Company)
Balance Sheets

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 7,359,571 | $ 4,034,060 |
| Prepaid expenses and other | 717,205 | 483,186 |
| **Total Current Assets** | 8,076,776 | 4,517,246 |
| **Equipment, Net** (note 3) | 102,951 | 149,993 |
| **Intangible Assets, Net** (note 4) | 303,943 | 321,971 |
| **Total Assets** | $ 8,483,670 | $ 4,989,210 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable and accrued expenses | $ 606,832 | $ 575,363 |
| **Total Current Liabilities** | 606,832 | 575,363 |
| **Deferred Revenue** (note 5) | 1,125,000 | 1,200,000 |
| **Total Liabilities** | 1,731,832 | 1,775,363 |
| **Commitment and Contingencies** (note 9) | | |
| **Stockholders' Equity** (note 6): | | |
| Preferred stock, par value $0.0001, 100,000,000 authorized shares, none issued and outstanding | - | - |
| Common stock, par value $0.0001, 500,000,000 authorized shares, 55,306,996 (2006 – 50,322,337) issued and 55,292,791 (2006 – 50,308,132) outstanding | 5,530 | 5,032 |
| Additional paid-in capital | 31,769,049 | 23,927,551 |
| Accumulated deficit during the development stage | (24,994,331) | (20,690,326) |
| Treasury stock, 14,205 (2006 – 14,205) shares, at cost | (28,410) | (28,410) |
| **Total Stockholders' Equity** | 6,751,838 | 3,213,847 |
| **Total Liabilities and Stockholders' Equity** | $ 8,483,670 | $ 4,989,210 |

See the notes accompanying the financial statements

**REXAHN PHARMACEUTICALS, INC.**
(A Development Stage Company)
Statements of Operations

| | Years Ended December 31, 2007 | 2006 | Cumulative from March 19, 2001 (Inception) to December 31,2007 |
|---|---|---|---|
| **Revenue:** | | | |
| Research | **$ 75,000** | $ 75,000 | $ 375,000 |
| **Expenses:** | | | |
| General and administrative | **2,728,152** | 3,051,493 | 12,338,734 |
| Research and development | **1,527,294** | 3,325,423 | 10,802,337 |
| Patent fees | **186,613** | 291,174 | 705,473 |
| Depreciation and amortization | **65,070** | 124,510 | 447,461 |
| **Total Expenses** | **4,507,129** | 6,792,600 | 24,294,005 |
| **Loss from Operations** | **(4,432,129)** | (6,717,600) | (23,919,005) |
| **Other (Income) Expense** | | | |
| Interest income | **(128,124)** | (331,248) | (850,821) |
| Interest expense | - | 99,651 | 301,147 |
| Beneficial conversion feature | - | - | 1,625,000 |
| | **(128,124)** | (231,597) | 1,075,326 |
| **Net Loss** | **$ (4,304,005)** | $ (6,486,003) | $ (24,994,331) |
| Net loss per share, basic and diluted | **$ (0.09)** | $ (0.13) | |
| Weighted average number of shares outstanding basic and diluted | **50,332,642** | 48,865,988 | |

See the notes accompanying the financial statements

**REXAHN PHARMACEUTICALS, INC.**
(A Development Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
Period from March 19, 2001 (Inception) to December 31, 2007

| | Common Stock | | Additional | Accumulated Deficit | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|
| | Number of shares | Amount | Paid in Capital | During the Development Stage | No. of Shares | Amount | Amount Equity (Deficit) |
| **Opening balance, March 19, 2001** | - | $ - | $ - | $ - | - | $ - | $ - |
| Common shares issued | 7,126,666 | 71,266 | 4,448,702 | - | - | - | 4,519,968 |
| Net loss | - | - | - | (625,109) | - | - | (625,109) |
| Balance, December 31, 2001 | 7,126,666 | 71,266 | 4,448,702 | (625,109) | - | - | 3,894,859 |
| Net loss | - | - | - | (1,181,157) | - | - | (1,181,157) |
| Balance, December 31, 2002 | 7,126,666 | 71,266 | 4,448,702 | (1,806,266) | - | - | 2,713,702 |
| Common shares issued | 500,000 | 5,000 | 1,995,000 | - | - | - | 2,000,000 |
| Stock option compensation | - | - | 538,074 | - | - | - | 538,074 |
| Net loss | - | | - | (2,775,075) | - | - | (2,775,075) |
| Balance, December 31, 2003 | 7,626,666 | 76,266 | 6,981,776 | (4,581,341) | - | - | 2,476,701 |
| Common shares issued | 1,500 | 15 | 1,785 | - | - | - | 1,800 |
| Stock option compensation | - | - | 230,770 | - | - | - | 30,770 |
| Net loss | - | - | - | (3,273,442) | - | - | (3,273,442) |
| Balance, December 31, 2004 | 7,628,166 | 76,281 | 7,214,331 | (7,854,783) | - | - | (564,171) |
| Stock split (5 for 1) | 30,512,664 | (72,467) | 72,467 | - | - | - | - |
| Common shares issued in connection with merger | 3,397,802 | 340 | (340) | - | - | - | - |
| Common stock issued for cash | 4,175,000 | 417 | 8,349,565 | - | - | - | 8,349,982 |
| Common shares issued on conversion of convertible debt | 650,000 | 65 | 1,299,935 | - | - | - | 1,300,000 |

See the notes accompanying the financial statements

**REXAHN PHARMACEUTICALS, INC.**
(A Development Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
Period from March 19, 2001 (Inception) to December 31, 2007

| | Common Stock | | Additional | Accumulated Deficit During the | Treasury Stock | | Total Amount |
|---|---|---|---|---|---|---|---|
| | Number of shares | Amount | Paid in Capital | Development Stage | No. of Shares | Amount | Equity (Deficit) |
| Exercise of stock options | 40,000 | 4 | 9,596 | - | - | - | $ 9,600 |
| Common shares issued in exchange for services | 7,000 | 1 | 21,876 | - | - | - | 21,877 |
| Beneficial conversion feature | - | - | 1,625,000 | - | - | - | 1,625,000 |
| Stock option compensation | - | - | 436,748 | - | - | - | 436,748 |
| Net loss | - | - | - | (6,349,540) | - | - | (6,349,540) |
| Balance, December 31, 2005 | 46,410,632 | 4,641 | 19,029,178 | (14,204,323) | - | - | 4,829,496 |
| Exercise of stock options | 61,705 | 6 | 14,802 | - | - | - | 14,808 |
| Common shares issued on conversion of convertible debt | 3,850,000 | 385 | 3,849,615 | - | - | - | 3,850,000 |
| Purchase of treasury stock | - | - | - | - | 14,205 | (28,410) | (28,410) |
| Stock option compensation | - | - | 1,033,956 | - | - | - | 1,033,956 |
| Net loss | - | - | - | (6,486,003) | - | - | (6,486,003) |
| Balance, December 31, 2006 | 50,322,337 | $5,032 | $23,927,551 | $(20,690,326) | 14,205 | $(28,410) | $3,213,847 |
| Common stock issued for cash, net of costs | 4,857,159 | 486 | 6,659,864 | - | | | 6,660,350 |
| Exercise of stock options | 127,500 | 12 | 59,988 | - | | | 60,000 |
| Stock option compensation | - | - | 1,121,646 | - | | | 1,121,646 |
| Net loss | - | - | | (4,304,005) | | | (4,304,005) |
| **Balance, December 31, 2007** | **55,306,696** | **$5,530** | **$31,769,049** | **$(24,994,331)** | **14,205** | **$(28,410)** | **$6,751,838** |

See the notes accompanying the financial statements

**REXAHN PHARMACEUTICALS, INC.**
(A Development Stage Company)
Statements of Cash Flows

| | Years Ended December 31, 2007 | Years Ended December 31, 2006 | Cumulative from March 19, 2001 (Inception) to December 31, 2007 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net loss | **$(4,304,005)** | $(6,486,003) | $(24,994,331) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Beneficial conversion feature | - | - | 1,625,000 |
| Compensatory stock | - | - | 21,877 |
| Depreciation and amortization | **65,070** | 124,510 | 447,842 |
| Stock option compensation expense | **1,121,646** | 1,033,956 | 3,372,150 |
| Amortization of deferred revenue | **(75,000)** | (75,000) | (375,000) |
| Changes in assets and liabilities: | | | |
| Prepaid expenses and other | **(234,019)** | (428,412) | (717,205) |
| Accounts payable and accrued expenses | **31,469** | (12,249) | 606,832 |
| **Net Cash Used in Operating Activities** | **(3,394,839)** | (5,843,198) | (20,012,835) |
| **Cash Flows from Investing Activities:** | | | |
| Purchase of equipment | - | (52,952) | (498,520) |
| **Net Cash Used in Investing Activities** | - | (52,952) | (498,520) |
| **Cash Flows from Financing Activities:** | | | |
| Issuance of common stock | **6,720,350** | 14,808 | 21,605,552 |
| Proceeds from long-term debt | - | - | 5,150,000 |
| Proceeds from research contribution | - | - | 1,500,000 |
| Payment of licensing fees | - | (172,813) | (356,216) |
| Principal payments on long-term debt | - | (28,410) | (28,410) |
| **Net Cash Provided by (Used in) Financing Activities** | **6,720,350** | (186,415) | 27,870,926 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **3,325,511** | (6,082,565) | 7,359,571 |
| **Cash and Cash Equivalents - beginning of period** | **4,034,060** | (10,116,625) | - |
| **Cash and Cash Equivalents - end of period** | **$7,359,571** | $ 4,034,060 | $7,359,571 |
| **Supplemental Cash Flow Information** | | | |
| Interest paid | **$8,235** | $280,535 | $ 301,147 |
| Non-cash financing and investing activities: | | | |
| Issuance of warrants | **$1,194,283** | $ - | $1,194,283 |

See the notes accompanying the financial statements

## 1. Operations and Organization

### Operations and Organization

Rexahn Pharmaceuticals, Inc. (the "Company" or "Rexahn Pharmaceuticals"), a Delaware corporation, is a development stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative treatments for cancer, central nervous system (CNS) disorders, sexual dysfunction and other medical needs.

### Reverse Merger Acquisition

Pursuant to an Agreement and Plan of Merger by and among Rexahn, Corp ("Rexahn"), Corporate Road Show.Com Inc. ("CRS"), a New York corporation and predecessor corporation of the Company, CRS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CRS ("Merger Sub"), CRS Delaware, Inc., a Delaware corporation and wholly owned subsidiary of CRS ("CRS Delaware"), immediately after giving effect to a 1-for-100 reverse stock split and the reincorporation of CRS as a Delaware corporation under the name Rexahn Pharmaceuticals, Inc. ("Rexahn Pharmaceuticals"), on May 13, 2005, Merger Sub merged with and into Rexahn, with Rexahn surviving as a wholly owned subsidiary of Rexahn Pharmaceuticals (the "Acquisition Merger"). In the Acquisition Merger, (i) each share of the issued and outstanding common stock of Rexahn (other than dissenting shares) was converted into the right to receive five shares of Rexahn Pharmaceuticals common stock; and (ii) each issued, outstanding and unexercised option to purchase a share of Rexahn common stock was converted into an option to purchase five shares of Rexahn Pharmaceuticals common stock.

Shares of Rexahn Pharmaceuticals common stock issued in the Acquisition Merger were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D under the Securities Act and/or Regulation S under the Securities Act. These shares of Rexahn Pharmaceuticals common stock are deemed "restricted securities" and bear an appropriate restrictive legend indicating that the resale of such shares may be made only pursuant to registration under the Securities Act or pursuant to an available exemption from such registration. For accounting purposes, the Acquisition Merger is accounted for as a reverse acquisition of CRS (legal acquirer) by Rexahn (accounting acquirer). As a result, following the Acquisition Merger, the historical financial statements of Rexahn became the historical financial statements of the Company.

On September 29, 2005, the Company's wholly owned subsidiary, Rexahn, was merged with and into the Company and Rexahn's separate existence was terminated.

## 2. Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments purchased with remaining maturities of three months or less at acquisition.

b) Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation, based on the estimated useful lives of the assets, is provided as follows:

| | Life | Depreciation Method |
|---|---|---|
| Furniture and fixtures | 7 years | double declining balance |
| Office equipment | 5 years | double declining balance |
| Lab equipment | 5-7 years | double declining balance |
| Computer equipment | 5 years | straight line |
| Cylinders and designs | 3 years | straight line |

c) Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related personnel costs, as well as stock compensation related to these costs, costs to acquire pharmaceutical products and product rights for development and amounts paid to contract research organizations, hospitals and laboratories for the provision of services and materials for drug development and clinical trials.

Costs incurred in obtaining the license rights to technology in the research and development stage and that have no alternative future uses are expensed as incurred.

d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from those estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become available.

e) Fair Value of Financial Instruments

The carrying amounts reported in the accompanying financial statements for cash and cash equivalents, prepaid expenses and other current assets and accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments.

f) Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period, increased or decreased by the change in deferred tax assets and liabilities during the period.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). There was no impact on the Company's consolidated financial position, results of operations or cash flows at December 31, 2007 and for the year then ended as a result of implementing FIN 48. At the adoption date of January 1, 2007 and at December 31, 2007, the Company did not have any unrecognized tax benefits. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of January 1, 2007 and December 31, 2007, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. As a result of the Company's net operating loss carryforwards, all of its tax years are subject to federal and state tax examination.

g) Net Loss Per Common Share:

The Company accounts for earnings per share pursuant to SFAS No. 128, "Earnings per Share", which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus potentially dilutive securities outstanding for each year. Potentially dilutive securities include stock options and warrants and shares of common stock issuable upon conversion of the Company's convertible notes.

For purpose of computing diluted earnings per share, 3,283,800 common share equivalents for the year ended, December 31, 2007 and 2,788,230 common share equivalents for the year ended, December 31, 2006, were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive as a result of the net loss applicable to these periods.

h) Stock-Based Compensation

Effective January 1, 2006, the Company's Plan is accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)"), which replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. FAS 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107 ("SAB 107"), which provides the

Staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies. See footnote 7 for further details.

i) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset less costs of selling.

j) Concentration of Credit Risk

SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", requires disclosure of any significant off-balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash and short-term investments with major financial institutions. From time to time the Company has funds on deposit with commercial banks that exceed federally insured limits ("FDIC") of $100,000. Management does not consider this to be a significant credit risk as these banks and financial institutions are well-known. At December 31, 2007 the Company had a cash balance of $7,259,571 in excess of FDIC limits.

k) Recent Accounting Pronouncements Affecting the Company:

In September 2006, the staff of the SEC issued Staff Accounting Bulletin ("SAB") No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 became effective in fiscal year end December 31, 2007. Adoption of SAB 108 did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2006, the FASB issued FASB Staff Position ("FSP") EITF 00-19-2 "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2") which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies." Adoption of FSP EITF 00-19-02 is required for fiscal years beginning after December 15, 2006, and did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. In December 2007, the FASB released a FASB Staff Position (FSP FAS 157-b - Effective Date of FASB Statement No. 157) which, delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not believe that adoption of this statement would have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of Fiscal 2008 and is still evaluating the effect, if any, on its financial position or results of operations.

In June 2007, the EITF Issue 07-03, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development" (EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The Company is currently evaluating the potential impact from adopting EITF 07-03 on the financial position or results of operations.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160. "Noncontrolling Interests in Consolidated Financial Statements-and Amendment of ARB No. 51." SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 is not currently expected to have a material effect on the Company's financial position, results of operations, or cash flows.

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities.* The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company is currently evaluating the impact of adopting SFAS. No. 161 on its financial statements.

## 3. Equipment, Net

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Furniture and fixtures | **$ 31,713** | $ 31,713 |
| Office equipment | **43,648** | 43,648 |
| Lab and computer equipment | **423,159** | 423,159 |
| | **498,520** | 498,520 |
| Less: Accumulated depreciation | **395,569** | 348,527 |
| Net carrying amount | **$ 102,951** | $ 149,993 |

Depreciation expense was $47,042 and $106,591 for the years ended December 31, 2007 and 2006, respectively.

## 4. Intangible Asset

On February 10, 2005, the Company entered into a licensing agreement with Revaax Pharmaceuticals LLC ("Revaax"), whereby the Company received an exclusive, worldwide, royalty bearing license, with the right to sub-license Revaax's licensed technology and products. The agreement called for an initial licensing fee of $375,000 to be payable to Revaax in eight quarterly installments ending on November 10, 2006. Accordingly, the Revaax license has been measured at fair value at the date the licensing agreement was entered into. The fair value of the license component of $356,216 was determined by discounting the stream of future quarterly payments of $46,875 at 6%, the prevailing market rate for a debt instrument of comparable maturity and credit quality. The asset is amortized on a straightline basis over an estimated useful life of 20 years. The discount was accreted over the term of the liability, calculated based on the Company's estimated effective market interest rate of 6%. During 2006 the outstanding balance was paid. Amortization expense was $18,028 and $17,919 for the years ended December 31, 2007 and 2006, respectively. Management does not believe that there is an impairment of intangible assets at December 31, 2007.

The following table sets forth the intangible assets:

| | |
|---|---|
| **Revaax License, original cost** | $ 356,216 |
| **Less: Accumulated** | $(52,273) |
| **Amortization** | $303,943 |
| **Balance – December 31, 2007** | |

Amortization over the next five (5) years is as follows:

| | |
|---|---|
| 2008 | $17,811 |
| 2009 | 17,811 |
| 2010 | 17,811 |
| 2011 | 17,811 |
| 2012 | 17,811 |
| Thereafter | 214,888 |
| | $303,943 |

## 5. Deferred Revenue

In 2003, the Company entered into a collaborative research agreement with Rexgene Biotech Co., Ltd. ("Rexgene"), a minority shareholder. Rexgene is engaged in the development of pharmaceutical products in Asia and has agreed to assist the Company with the research, development and clinical trials necessary for registration of the Company's drug candidate, RX-0201, in Asia. This agreement provides Rexgene with exclusive rights to license, sublicense, make, have made, use, sell and import RX-0201 in Asia. A one-time contribution to the joint development and research of RX-0201 of $1,500,000 was paid to the Company in 2003 in accordance with the agreement. The amount of revenue from this contribution is being recognized as income over the term of the agreement which terminates at the later of 20 years or the term of the patent on the licensed product. The Company is using 20 years as its basis for recognition and accordingly $75,000 was included in revenues for the years ended December 31, 2007 and 2006. The remaining $1,125,000 at December 31, 2007 (2006-$1,200,000) is reflected as deferred revenue on the balance sheet. The Company adopted SAB No. 104, "Revenue Recognition Nonrefundable Up-front Fees" with respect to the accounting for this transaction. These fees are being used in the cooperative funding of the costs of development of RX-0201. Royalties of 3% of net sales of licensed products will become payable to the Company on a quarterly basis once commercial sales of RX-0201 begin. The product is still under development and commercial sales are not expected to begin until 2009.

## 6. Stockholders' Equity Transactions

The following transactions occurred during fiscal years 2001 through December 31, 2007:

a) On May 10, 2001 the Company issued 3,600,000 shares of common stock to the Company's founders for $1.

b) On August 10, 2001 the Company issued:

   i) 1,208,332 shares of common stock to the directors of the Company for cash of $1,450,000.

   ii) 958,334 shares of common stock to Rexgene for cash of $550,000.

iii) 360,000 shares of common stock in a private placement to individual investors for cash of $1,080,000.

iv) These share purchases were negotiated by the parties at various dates prior to the August 10, 2001 share issuance date.

c) On October 10, 2001 the Company issued 400,000 shares of common stock to Chong Kun Dang Pharmaceutical Corp. ("CKD") for cash of $479,991 and 400,000 shares of common stock to an individual investor for cash of $479,991.

d) On October 10, 2001 the Company issued 200,000 shares of common stock to CKD for cash of $479,985.

e) Since inception, the Company's founders have transferred 800,000 shares of the common stock described in a) to officers and directors of the Company.

f) In July 2003, the shareholders described in b)(iii) and e) transferred an aggregate of 1,268,332 shares of common stock to a voting trust. The trust allows for the unified voting of the stock by the trustees. The appointed trustees are senior management of the Company who, together with their existing shares, control a majority of the voting power of the Company.

g) On August 20, 2003 the Company issued 500,000 shares of common stock to KT&G Corporation for cash of $2,000,000.

h) On October 29, 2004, an option holder exercised options to purchase shares of the Company's common stock for cash of $1,800 and the Company issued an aggregate of 1,500 shares.

i) Pursuant to the agreement and plan of merger which occurred on May 13, 2005, (i) each share of the issued and outstanding common stock of Rexahn, Corp ("Rexahn") (other than dissenting shares) was converted into the right to receive five shares of Rexahn Pharmaceuticals common stock; (ii) each issued, outstanding and unexercised option to purchase a share of Rexahn common stock was converted into an option to purchase five shares of Rexahn Pharmaceuticals common stock and (iii) the par value of Rexahn's common stock was adjusted to reflect the par value of Corporate Road Show. Com Inc. ("CRS") common stock. In the acquisition merger, 289,780,000 CRS pre-reverse stock split shares were converted into 2,897,802 post-reverse stock split Rexahn Pharmaceuticals shares, and an additional 500,000 post-reverse stock split Rexahn Pharmaceuticals shares were issued to a former executive of CRS. For purposes of the Statement of Stockholders' Equity, the five-for-one stock split is reflected as a one-line adjustment. All shares and earnings per share information has been retroactively restated in these financial statements.

j) On August 8, 2005, the Company issued, in a transaction exempt from registration under the Securities Act, 4,175,000 shares of common stock at a purchase price of $2.00 per share.

k) On October 3, 2005, the Company issued 7,000 shares of common stock for $21,877 and $7,500 cash in exchange for services.

l) On December 2, 2005, the holders of a convertible note, representing $1,300,000 aggregate principal amount, exercised their option to convert the entire principal amount of the note into the Company's common stock. Based on a $2.00 per share conversion price, the holders received an aggregate of 650,000 shares.

m) On December 27, 2005, option holders exercised options to purchase shares of the Company's common stock for cash of $9,600 and the Company issued an aggregate of 40,000 shares.

n) On February 22, 2006, an option holder exercised options to purchase shares of the Company's common stock for cash of $1,200 and the Company issued an aggregate of 5,000 shares.

o) On April 12, 2006, an option holder exercised options to purchase shares of the Company's common stock for cash of $3,409 and the Company issued an aggregate of 14,205 shares. On the same date, the Company agreed to repurchase common stock from the option holder based on the then market price for treasury in exchange for the aggregate purchase price of $28,410 in cash.

p) On May 13, 2006, holders of the $3,850,000 convertible notes issued on February 28, 2005, exercised their rights to convert the entire principal amount of the notes into shares of the Company's common stock. Based on a $1.00 per share conversion price, the Company issued 3,850,000 shares of common stock in connection with the conversion.

q) On October 9, 2006, an option holder exercised options to purchase shares of the Company's common stock for cash of $2,400 and the Company issued an aggregate of 10,000 shares.

r) On November 19, 2006, an option holder exercised options to purchase shares of the Company's common stock for cash of $1,800 and the Company issued an aggregate of 7,500 shares.

s) On December 19, 2006, an option holder exercised options to purchase shares of the Company's common stock for cash of $6,000 and the Company issued an aggregate of 25,000 shares.

t) On April 18, 2007, an option holder exercised options to purchase shares of the Company's common stock for cash of $14,400 and the Company issued an aggregate of 18,000 shares.

u) On July 23, 2007, an option holder exercised options to purchase shares of the Company's common stock for cash of $12,000 and the Company issued an aggregate of 15,000 shares.

v) On September 27, 2007, an option holder exercised options to purchase shares of the Company's common stock for cash of $15,600 and the Company issued an aggregate of 19,500 shares.

w) On December 18, 2007, the Company issued 4,857,159 units in a private placement at a price $1.40 per share for total gross proceeds of $6,800,023. Investors also were issued one warrant for every five shares purchased. One warrant will entitle the holder to purchase an additional share of common stock at a purchase price of $1.80 at any time over a period of three years from the date of the closing of the private placement. The warrants have been valued at $1,103,164. Private placement closing costs of $139,674, included warrants issued, valued at $91,199, were recorded as a reduction of the issuance proceeds.

Warrants were valued using the Black-Scholes model, using the weighted average key assumptions of volatility of 105%, a risk-free interest rate of 3.09% - 3.2%, a term equivalent to the life of the warrant, and reinvestment of all dividends in the Company of zero percent.

x) On December 27, 2007 an option holder exercised options to purchase shares of the Company's common stock for cash of $18,000 and the Company issued an aggregate of 75,000 shares.

## 7. Stock-Based Compensation

On August 5, 2003, the Company established a stock option plan (the "Plan"). Under the Plan, the Company grants stock options to key employees, directors and consultants of the Company. For all grants prior to September 12, 2005 and grants to employees of the Company after September 12, 2005, the vesting period is 30% on the first anniversary of the grant date, an additional 30% on the second anniversary and the remaining 40% on the third anniversary. Options expire between 5 and 10 years from the date of grant.

For grants to non-employee directors and consultants of the Company after September 12, 2005, the vesting period is between 1 to 3 years, subject to the fulfillment of certain conditions in the individual stock option grant agreements, or 100% upon the occurrence of certain events specified in the individual stock option grant agreements. Options authorized for issuance under the Plan total 17,000,000 after giving effect to an amendment to the Plan approved at the Annual Meeting of the Stockholders of the Company on June 2, 2006 and at December 31, 2007, 10,670,000 options were available for issuance.

Prior to adoption of the plan, the Company made restricted stock grants. During 2003 all existing restricted stock grants were converted to stock options. The converted options maintained the same full vesting period as the original restricted stock grants.

**Accounting for Employee Awards**

Effective January 1, 2006, the plan is accounted for in accordance with the recognition and measurement provisions of SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB

The Company's results of operations for the years ended December 31, 2007 and 2006 include share-based employee compensation expense totaling $596,097 and $656,169, respectively. Such amounts have been included in the Statements of Operations in general and administrative and research and development expenses. No income tax benefit has been recognized in the Statements of Operations for share-based compensation arrangements as the Company has provided for a 100% valuation allowance on its deferred tax assets.

Employee stock option compensation expense in 2007 is the estimated fair value of options granted which are recognized on a straight-line basis over the requisite service period for the entire portion of the award. The Company has not adjusted the expense by estimated forfeitures, as required by

SFAS No. 123R for employee options, since the forfeiture rate based upon historical data was determined to be immaterial.

**Accounting for Non-Employee Awards**

The Company previously accounted for options granted to its non-employee consultants and non-employee registered representatives using the fair value cost in accordance with SFAS No. 123 and EITF 96-18. The adoption of SFAS No. 123R and SAB No. 107, as of January 1, 2006, had no material impact on the accounting for non-employee awards. The Company continues to consider the additional guidance set forth in EITF Issue No. 96-18.

Stock compensation expense related to non-employee options was $525,549 for the year ended December 31, 2007, respectively, and $377,787 for the year ended December 31, 2006.

Such amounts have been included in the Statements of Operations in general and administrative and research and development expenses.

Total stock-based compensation recognized by the Company in the years ended December 31, 2007 and 2006, and the period from inception (March 19, 2001) to December 31, 2007, all of which relates to stock options and warrants, is as follows:

| | Years ended December 31, 2007 | Years ended December 31, 2006 | Inception (March 19, 2001) to December 31, 2007 |
|---|---|---|---|
| **Income statement line item:** | | | |
| General and administrative: | | | |
| Payroll | $ 408,731 | $ 517,427 | $1,096,728 |
| Consulting and other professional fees | 178,167 | 164,413 | 597,102 |
| Research and development: | | | |
| Payroll | 187,366 | 138,742 | 484,370 |
| Consulting and other professional fees | 347,382 | 213,374 | 1,183,014 |
| Total | $1,121,646 | $1,033,956 | $3,361,214 |

There were 525,000 stock options granted during the year ended December 31, 2007 with a face value of $2,335,325. A total of 1,165,000 stock options were granted in the same period last year. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. During 2007, the Company took into consideration guidance under SFAS No. 123(R) and SAB No. 107 when reviewing and updating assumptions. The expected volatility is based upon historical volatility of the Company's stock. The expected term is based upon the simplified method as allowed under SAB 107.

The assumptions made in calculating the fair values of options are as follows:

| | Year Ended December 31 | |
|---|---|---|
| | **2007** | 2006 |
| Black-Scholes Weighted Average Assumptions: | | |
| Expected dividend yield | **0** | 0 |
| Expected volatility | **100 - 105%** | 100% |
| Risk free interest rate | **2.76 - 4.99%** | 4.70 -5.00% |
| Expected term (in years) | **0.05 - 5 years** | 1 - 5 years |

The following table summarizes the employee and non-employee share-based transactions:

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2007** | | | **2006** | | |
| | **Number of Options** | | **Weighted Avg. Exercise Price** | **Number of Options** | | **Weighted Avg. Exercise Price** |
| Outstanding at January 1 | 6,123,295 | $ | 0.94 | 5,770,000 | $ | $0.84 |
| Granted | 525,000 | | 1.48 | 1,165,000 | | 1.31 |
| Exercised | (127,500) | | 0.47 | (61,705) | | 0.24 |
| **Cancelled** | (475,000) | | 1.29 | (750,000) | | 0.80 |
| **Outstanding at December 31** | **6,045,795** | **$** | **0.97** | **6,123,295** | **$** | **$0.94** |

The following table summarizes information about stock options outstanding as of December 31, 2007 and 2006:

| | **Number of Options** | **Weighted Avg. Exercise Prices** | **Weighted Average remaining Contractual Term** | **Aggregate Intrinsic Value** |
|---|---|---|---|---|
| **Outstanding at December 31, 2007** | **6,045,795** | **$0.97** | **6.9 years** | **$8,029,932** |
| **Exercisable at December 31, 2007** | **3,877,795** | **$0.87** | **6.7 years** | **$5,521,496** |

| | **Number of Options** | **Weighted Avg. Exercise Prices** | **Weighted Average remaining Contractual Term** | **Aggregate Intrinsic Value** |
|---|---|---|---|---|
| Outstanding at December 31, 2006 | 6,123,295 | $0.94 | 8 years | $8,472,670 |
| Exercisable at December 31, 2006 | 3,035,628 | $0.85 | 7.6 years | $4,569,743 |

As of December 31, 2007 and 2006, there was $1,410,269 and $2,242,525 of total unrecognized compensation cost, respectively, related to all unvested stock options, which is expected to be recognized over a weighted average vesting period of 1.2 years and 1.8 years, respectively.

## 8. Income Taxes

No provision for Federal or state income taxes was required for the years ended December 31, 2007 or 2006, due to the Company's operating losses. At December 31, 2007 and 2006, the Company has unused net operating loss carry-forwards of approximately $ 24,994,000 and $20,838,000 which expire at various dates through 2027. Most of this amount is subject to annual limitations under certain provisions of the Internal Revenue Code related to "changes in ownership".

As of December 31, 2007 and 2006, the deferred tax assets related to the aforementioned carry-forwards have been fully offset by valuation allowances, since significant utilization of such amounts is not presently expected in the foreseeable future.

Deferred tax assets and valuation allowances consist of:

| | 2007 | 2006 |
|---|---|---|
| Net operating loss carry-forwards | **$ 9,554,013** | $ 7,918,491 |
| Valuation allowance | **(9,554,013)** | $ (7,918,491) |
| Net deferred tax assets | **$ -** | $ - |

We file income tax returns in the U.S. federal and New York state jurisdictions. Tax years for fiscal 2004 through 2006 are open and potentially subject to examination by the federal and New York state taxing authorities.

## 9. Commitments and Contingencies

a) The Company has contracted with various vendors to provide research and development services. The terms of these agreements usually require an up-front payment and monthly or periodic payments over the terms of the agreement, ranging from 6 months to 24 months. The costs to be incurred are estimated and are subject to revision. As of December 31, 2007, the total value of these agreements was approximately $1,972,000 and the Company had made payments totaling $1,353,000 under the terms of the agreements as at December 31, 2007. All of these agreements may be terminated by either party upon appropriate notice as stipulated in the respective agreements.

b) The Company and two of its key executives entered into employment agreements. One of the two agreements was renewed on September 12, 2007 and results in an annual commitment of $160,000 and expires September 12, 2009. One agreement expires on September 12, 2010 and results in an annual commitment of $350,000.

c) In April 2004, the Company signed a 5 year lease for 8,030 square feet of office space in Rockville, Maryland commencing July 2004. The lease requires annual base rents of $200,750 subject to annual increases of 3% of the preceding years adjusted base rent. Under the leasing agreement, the Company also pays its allocable portion of real estate taxes and common area operating charges.

Minimum future rental payments under this lease as of December 31, 2007 are as follows:

| | |
|---|---|
| 2008 | $ 222,655 |
| 2009 | 112,973 |
| | $ 335,628 |

d) Regulation by governmental authorities in the United States and in other countries constitutes a significant consideration in our product development, manufacturing and marketing strategies. The Company expects that all of drug candidates will require regulatory approval by appropriate governmental agencies prior to commercialization and will be subjected to rigorous pre-clinical, clinical, and post-approval testing, as well as to other approval processes by the FDA and by similar health authorities in foreign countries. United States federal regulations control the ongoing safety, manufacture, storage, labeling, record keeping, and marketing of all biopharmaceutical products intended for therapeutic purposes. The Company believes that it is in compliance in all material respects with currently applicable rules and regulations.

e) On March 5, 2007, the Company entered into an agreement with Rx Communications Group LLC ("Rx") for Rx to provide investor relations services to the Company. Under this agreement, the Company agreed to pay Rx a monthly fixed retainer amount of $10,000 commencing March 1, 2007. In accordance with the agreement, the contract may be terminated by either party upon thirty (30) days prior written notice to the other party. On November 1, 2007, the Company entered into an amendment of the agreement with Rx to provide investor relations services. Under the amended agreement, the company agreed to pay Rx compensation for services at hourly rates commencing November 1, 2007. In accordance with the agreement, the contract may be terminated by either party upon thirty (30) days prior written notice to the other party.

f) On May 30, 2007, the Company engaged Rodman and Renshaw, LLC ("Rodman") to serve as the placement agent in connection with the proposed offer and placement of securities of the Company. Pursuant to the agreement, the Company shall pay Rodman a cash placement fee equal to 7% of the aggregate proposed offering.

## 10. Subsequent Events

a) During January 2008, 50,000 stock options were cancelled due to termination of employment of an employee.

b) On March 20, 2008, we entered into the following Securities Purchase Agreements:

- An agreement with Jungwoo Family Co., Ltd. whereby we agreed to issue to Jungwoo 285,715 shares of our common stock and a warrant to purchase 57,143 shares of our common stock for total consideration of $400,000.

- An agreement with Super Bio Co. Ltd. whereby we agreed to issue to Super Bio 357,143 shares of our common stock and a warrant to purchase 71,429 shares of our common stock for total consideration of $500,000.

After payment of certain expenses, we expect to receive approximately $900,000 in net proceeds upon closing of the above-described sales of our securities. We intend to use the proceeds of the sales for general corporate purposes.

## Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 8A. Controls and Procedures

*Evaluation of Disclosure Controls and Procedures.* Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective such that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

*Management's Annual Report on Internal Control over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Based on this evaluation, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

*Changes in Internal Control Over Financial Reporting.* During the most recent quarter ended

December 31, 2007, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) ) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 8B. Other Information**

None.

## PART III

### Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information to be provided under the caption "Election of Directors," to be contained in the Definitive Proxy Statement and required to be disclosed in this Item 9, is hereby incorporated by reference in this Item 9; and the information to be provided under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," to be contained in the Definitive Proxy Statement and required to be disclosed pursuant to Section 16(a) of the Exchange Act, is also hereby incorporated by reference in this Item 9.

### Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Rexahn's Code of Ethics is posted on its website, which is located at www.rexahn.com.

We intend to satisfy any disclosure requirement regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address specified above.

### Item 10. Executive Compensation

The information to be provided under the caption "Executive Compensation and Other Matters", to be contained in the Definitive Proxy Statement and required to be disclosed in this Item 10, is hereby incorporated by reference in this Item 10.

### Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information to be provided under the captions "Equity Compensation Plan Information" and "Security Ownership of Management and Certain Security Holders", each to be contained in the Definitive Proxy Statement and required to be disclosed in this Item 11, is hereby incorporated by reference in this Item 11.

### Item 12. Certain Relationships and Related Transactions; and Director Independence

### Related Transactions

The information to be provided under the caption "Certain Relationships and Related Transactions," to be contained in the Definitive Proxy Statement and required to be disclosed in this Item 12, is hereby incorporated by reference in this Item 12.

**Item 13. Exhibits**

| Exhibit Number | Exhibit Description |
|---|---|
| 3.1. | Amended and Restated Certificate of Incorporation, filed as Appendix G to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference. |
| 3.2. | Amended and Restated Bylaws, filed as Appendix H to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference. |
| 4.1. | Specimen Certificate for the Company's Common Stock, par value $.0001 per share, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.1.1. | Rexahn Pharmaceuticals, Inc. Stock Option Plan, as amended, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.1.2. | Form of Stock Option Grant Agreement for Employees, filed as Exhibit 4.5.1 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.1.3. | Form of Stock Option Grant Agreement for Non-Employee Directors and Consultants, filed as Exhibit 4.5.2 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.2. | Employment Agreement, dated September 12, 2005, by and between Rexahn Pharmaceuticals, Inc. and C. H. Ahn, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 12, 2005, is incorporated herein by reference. |
| *10.3. | Employment Agreement, effective September 12, 2007, by and between Rexahn Pharmaceuticals, Inc. and T. H. Jeong, filed as Exhibit 10 to the Company's Current Report on Form 8-K filed on October 9, 2007 is incorporated herein by reference. |
| 10.4. | Research Collaboration Agreement dated February 6, 2003 by and between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd., filed as Exhibit 10.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, is incorporated herein by reference. |
| 10.5. | Revaax License Agreement, dated February 8, 2005, by and between Rexahn Pharmaceuticals, Inc. and Revaax Pharmaceuticals LLC, filed as Exhibit 10.6 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, is incorporated herein by reference. |
| 10.6 | Lease Agreement, dated April 26, 2004, by and between Red Gate III LLC and Rexahn Corporation, filed herewith. |
| 10.7 | Securities Purchase Agreement, dated as of November 19, 2007, by and between Rexahn Pharmaceuticals, Inc. and KT&G Corporation, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 21, 2007, is incorporated herein by reference. |
| 10.8 | Securities Purchase Agreement, dated as of November 20, 2007, by and between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 21, 2007, is incorporated herein by reference. |
| 10.9 | Securities Purchase Agreement, dated as of December 17, 2007, by and between Rexahn Pharmaceuticals, Inc. and Jungwoo Family Co., Ltd, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.10 | Securities Purchase Agreement, dated as of December 17, 2007, by and between Rexahn Pharmaceuticals, Inc. and Kumho Investment Bank, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |

| | |
|---|---|
| 10.11 | Securities Purchase Agreement, dated as of December 17, 2007, by and between Rexahn Pharmaceuticals, Inc. and the several parties thereto, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.12 | Warrant, dated December 24, 2007, issued to KT&G Corporation, filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed on December 26, 2007, is incorporated herein by reference. |
| 10.13 | Warrant, dated December 24, 2007, issued to Rexgene Biotech Co., Ltd., filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed on December 26,2007, is incorporated herein by reference. |
| 10.14 | Form of Warrant, dated December 24, 2007, issued to the purchasers pursuant to the Jungwoo Securities Purchase Agreement, the Kumho Securities Purchase Agreement, the Individual Investor Securities Purchase Agreement and to a consultant, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.15 | Registration Rights Agreement, dated as of December 24, 2007, by and among Rexahn Pharmaceuticals, Inc. and the purchasers pursuant to the KT&G Securities Purchase Agreement, the Rexgene Securities Purchase Agreement, the Jungwoo Securities Purchase Agreement, the Kumho Securities Purchase Agreement, the Individual Investor Securities Purchase Agreement and a consulting Services Agreement, filed as Exhibit 10.9 to the Company Current Report on Form 8-K filed on December 26, 2007, is incorporated herein by reference. |
| 10.16 | Securities Purchase Agreement, dated as of March 20, 2008, by and between Rexahn Pharmaceuticals, Inc. and Jungwoo Family Co., Ltd. (the "Jungwoo Securities Purchase Agreement"), filed as Exhibit 10.1 to the Company's current report on Form 8-K filed on March 26, 2008, is incorporated herein by reference. |
| 10.17 | Securities Purchase Agreement, dated as of March 20, 2008, by and between Rexahn Pharmaceuticals, Inc. and Super Bio Co. Ltd., (the "Super Bio Securities Purchase Agreement"), filed as Exhibit 10.2 to the Company's current report on Form 8-K filed on March 26, 2008, is incorporated herein by reference. |
| 10.18 | Form of Warrant for issuance pursuant to the Jungwoo Securities Purchase Agreement and the Super Bio Securities Purchase Agreement, filed as Exhibit 10.3 to the Company's current report on Form 8-K filed on March 26, 2008, is incorporated herein by reference. |
| 14. | Code of Ethics and Business Conduct |
| 23. | Consent of Lazar, Levine & Felix, LLP, independent registered public accounting firm. |
| 24. | Power of Attorney |
| 31.1. | Certification of Chief Executive Officer of Periodic Report Pursuant to Pursuant to Rule 13a-15(e) or Rule 15d-15(e). |
| 31.2. | Certification of Chief Financial Officer of Periodic Report Pursuant to Pursuant to Rule 13a-15(e) or Rule 15d-15(e). |
| 32.1 | Certification of Chief Executive Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350. |

* Management contract or compensation plan or arrangement.

## Item 14. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Lazar Levine & Felix LLP for the audits of the Company's annual financial statements for the years ended December 31, 2007 and 2006, respectively.

| | 2007 | 2006 |
|---|---|---|
| Audit Fees | $83,000[1] | $77,500 |
| Audit-Related Fees | — | — |
| Tax Fees | — | — |
| All Other Fees | — | — |

[1] Audit Fees relate to the audit of the Company's financial statements and reviews of certain financial statements included in the Company's quarterly reports on Form 10-QSB. The amount shown represents the maximum fees for such services.

Our Audit Committee reviews all audit fees at least annually and approves in advance the fee arrangements.

## SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 31st day of March, 2008.

REXAHN PHARMACEUTICALS, INC.

By: /s/ Chang H. Ahn
Chang H. Ahn
Chairman and Chief Executive Officer

In accordance with the requirement of the Securities Exchange Act of 1934, this report has been signed on the 31st day of March, 2008 by the following persons on behalf of the issuer and in the capacities indicated:

| Name | Title |
|---|---|
| /s/ Chang H. Ahn*<br>Chang H. Ahn | Chairman and Chief Executive Officer |
| /s/ Tae Heum Jeong*<br>Tae Heum Jeong | Chief Financial Officer, Secretary and Director |
| /s/ Freddie Ann Hoffman*<br>Freddie Ann Hoffman | Director |
| /s/ David McIntosh*<br>David McIntosh | Director |
| /s/ Charles Beever*<br>Charles Beever | Director |
| /s/ Kwang Soo Cheong*<br>Kwang Soo Cheong | Director |
| /s/ Y. Michele Kang*<br>Y. Michele Kang | Director |

* By: /s/ Tae Heum Jeong
Tae Heum Jeong, Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 24 hereto.

## EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| 3.1. | Amended and Restated Certificate of Incorporation, filed as Appendix G to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference. |
| 3.2. | Amended and Restated Bylaws, filed as Appendix H to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference. |
| 4.1. | Specimen Certificate for the Company's Common Stock, par value $.0001 per share, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.1.1. | Rexahn Pharmaceuticals, Inc. Stock Option Plan, as amended, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.1.2. | Form of Stock Option Grant Agreement for Employees, filed as Exhibit 4.5.1 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.1.3. | Form of Stock Option Grant Agreement for Non-Employee Directors and Consultants, filed as Exhibit 4.5.2 to the Company's Registration Statement on Form S-8 (File No. 333-129294) dated October 28, 2005, is incorporated herein by reference. |
| *10.2. | Employment Agreement, dated September 12, 2005, by and between Rexahn Pharmaceuticals, Inc. and C. H. Ahn, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 12, 2005, is incorporated herein by reference. |
| *10.3. | Employment Agreement, effective September 12, 2007, by and between Rexahn Pharmaceuticals, Inc. and T. H. Jeong, filed as Exhibit 10 to the Company's Current Report on Form 8-K filed on October 9, 2007 is incorporated herein by reference. |
| 10.4. | Research Collaboration Agreement dated February 6, 2003 by and between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd., filed as Exhibit 10.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, is incorporated herein by reference. |
| 10.5. | Revaax License Agreement, dated February 8, 2005, by and between Rexahn Pharmaceuticals, Inc. and Revaax Pharmaceuticals LLC, filed as Exhibit 10.6 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, is incorporated herein by reference. |
| 10.6 | Lease Agreement, dated April 26, 2004, by and between Red Gate III LLC and Rexahn Corporation, filed herewith. |
| 10.7 | Securities Purchase Agreement, dated as of November 19, 2007, by and between Rexahn Pharmaceuticals, Inc. and KT&G Corporation, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 21, 2007, is incorporated herein by reference. |
| 10.8 | Securities Purchase Agreement, dated as of November 20, 2007, by and between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 21, 2007, is incorporated herein by reference. |
| 10.9 | Securities Purchase Agreement, dated as of December 17, 2007, by and between Rexahn Pharmaceuticals, Inc. and Jungwoo Family Co., Ltd, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.10 | Securities Purchase Agreement, dated as of December 17, 2007, by and between Rexahn Pharmaceuticals, Inc. and Kumho Investment Bank, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.11 | Securities Purchase Agreement, dated as of December 17, 2007, by and between Rexahn Pharmaceuticals, Inc. and the several parties thereto, filed as Exhibit 10.3 to the Company's |

| Exhibit Number | Exhibit Description |
|---|---|
| | Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.12 | Warrant, dated December 24, 2007, issued to KT&G Corporation, filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed on December 26, 2007, is incorporated herein by reference. |
| 10.13 | Warrant, dated December 24, 2007, issued to Rexgene Biotech Co., Ltd., filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed on December 26,2007, is incorporated herein by reference. |
| 10.14 | Form of Warrant, dated December 24, 2007, issued to the purchasers pursuant to the Jungwoo Securities Purchase Agreement, the Kumho Securities Purchase Agreement, the Individual Investor Securities Purchase Agreement and to a consultant, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 18, 2007, is incorporated herein by reference. |
| 10.15 | Registration Rights Agreement, dated as of December 24, 2007, by and among Rexahn Pharmaceuticals, Inc. and the purchasers pursuant to the KT&G Securities Purchase Agreement, the Rexgene Securities Purchase Agreement, the Jungwoo Securities Purchase Agreement, the Kumho Securities Purchase Agreement, the Individual Investor Securities Purchase Agreement and a consulting Services Agreement, filed as Exhibit 10.9 to the Company Current Report on Form 8-K filed on December 26, 2007, is incorporated herein by reference. |
| 10.16 | Securities Purchase Agreement, dated as of March 20, 2008, by and between Rexahn Pharmaceuticals, Inc. and Jungwoo Family Co., Ltd. (the "Jungwoo Securities Purchase Agreement"), filed as Exhibit 10.1 to the Company's current report on Form 8-K filed on March 26, 2008, is incorporated herein by reference. |
| 10.17 | Securities Purchase Agreement, dated as of March 20, 2008, by and between Rexahn Pharmaceuticals, Inc. and Super Bio Co. Ltd., (the "Super Bio Securities Purchase Agreement"), filed as Exhibit 10.2 to the Company's current report on Form 8-K filed on March 26, 2008, is incorporated herein by reference. |
| 10.18 | Form of Warrant for issuance pursuant to the Jungwoo Securities Purchase Agreement and the Super Bio Securities Purchase Agreement, filed as Exhibit 10.3 to the Company's current report on Form 8-K filed on March 26, 2008, is incorporated herein by reference. |
| 14 | Code of Ethics and Business Conduct |
| 23. | Consent of Lazar, Levine & Felix, LLP, independent registered public accounting firm. |
| 24. | Power of Attorney |
| 31.1. | Certification of Chief Executive Officer of Periodic Report Pursuant to Pursuant to Rule 13a-15(e) or Rule 15d-15(e). |
| 31.2. | Certification of Chief Financial Officer of Periodic Report Pursuant to Pursuant to Rule 13a-15(e) or Rule 15d-15(e). |
| 32.1 | Certification of Chief Executive Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350. |

* Management contract or compensation plan or arrangement.

# CODE OF ETHICS AND BUSINESS CONDUCT

The Board of Directors (the "Board") of Rexahn Pharmaceuticals, Inc. ("Rexahn" or the "Company") maintains policies and procedures (which we refer to as the "Code") that represent both the code of ethics for the principal executive officer, principal financial officer and principal accounting officer under Securities and Exchange Commission rules, and a more general code of business conduct and ethics for members of the Board (the "Directors"), officers and employees. The Code applies to all Directors, officers and employees.

The Code is posted on the Company's Internet web site at www.rexahn.com and is available free of charge by calling the Company at (240) 268-5300 or by writing to:

Rexahn Pharmaceuticals, Inc.
Attn: General Counsel
9620 Medical Center Drive
Rockville, MD 20850

The Code will also be filed as an exhibit to the Company's Annual Report on Form 10-KSB. Any amendment to the Code will be promptly posted on the Company's Internet web site.

The Audit Committee of the Board (the "Audit Committee") is authorized to review any issues under the Code, retain legal counsel and report its findings to the Board. The Board does not envision that any waivers of the Code will be granted, but should a waiver be granted for any Director or executive officer, it will also be promptly disclosed on the Company's Internet web site.

The Code consists of the Ethics Policy, the Conflicts of Interest/Corporate Opportunity Policy, the Corporate Assets Policy, the Directorships Policy, the Procedures and Open Door Communication Policy and the Enforcement Policy.

The Code follows:

## Ethics Policy

It is the policy of Rexahn to comply with all governmental laws, rules and regulations applicable to its business.

The Company's Ethics policy does not stop there. Even where the law is permissive, the Company prefers the course of highest integrity. Local customs, traditions and mores differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Company cares how results are obtained, not just that they are obtained. Directors, officers and employees should deal fairly with each other, with the Company's customers and with other third parties.

The Company expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of law or this Code. The Company's Directors and officers support, and expect the Company's employees to support, any employee that passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Company's policy that all transactions will be accurately reflected in its books and records. This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank account is strictly prohibited. Employees are required to record all transactions accurately in the Company's books and records, and to be honest and forthcoming with the Company's internal and independent auditors.

The Company expects candor from employees at all levels and adherence to its policies and internal controls. One harm that results when employees conceal information from higher management or the auditors is that other employees think they are being given a signal that the Company's policies and internal controls can be ignored when they are inconvenient. That can result in corruption and demoralization of an organization. The Company's system of management will not work without honesty.

It is the Company's policy to make full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission and in other public communications. All employees are responsible for reporting relevant material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

## Conflicts of Interest/Corporate Opportunity Policy

It is the policy of Rexahn that Directors, officers and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Company. A conflict of interest can arise when a Director, officer or employee takes actions or has personal interests that may interfere with the effective performance of work for the Company. For example, Directors, officers and employees are required to avoid actual or apparent conflicts in dealings with suppliers, customers, competitors and other third parties. Directors, officers and employees are required to refrain from taking for themselves opportunities discovered through their use of corporate assets or information or through their positions with the Company and are prohibited from using corporate property, information, or position for personal gain. Directors, officers and employees are required to avoid securities transactions based on material, nonpublic information learned through their positions with the Company. Directors, officers and employees are required to refrain from competing with the Company.

## Corporate Assets Policy

It is the policy of Rexahn that Directors, officers and employees are expected to protect the assets of the Company and use them efficiently to advance the Company's interests. Those assets include tangible assets and intangible assets, such as confidential information of the Company. No Director, officer or employee should use or disclose at any time during or subsequent to employment or other service to the Company, without proper authority or mandate, confidential information obtained from any source in the course of the Company's business. Examples of confidential information include nonpublic information about the Company's business, plans, earnings, financial forecasts, business forecasts, discoveries, competitive bids, technologies and personnel.

## Directorships Policy

It is the policy of Rexahn to restrict the holding by officers and employees of directorships in nonaffiliated for-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that could involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Company. Any officer or employee may hold directorships in nonaffiliated non-profit organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Company, or obligate the Company to provide support to the nonaffiliated non-profit organizations. Officers and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by Company Directors are subject to review and approval by the Board. In all other cases, directorships in nonaffiliated, for-profit organizations are subject to review and approval by the management of the Company, as directed by the Company's Chairman of the Board.

## Procedures and Open Door Communication Policy

Rexahn encourages employees to ask questions, voice concerns and make appropriate suggestions regarding the business practices of the Company. Employees are expected to report promptly to management suspected violations of law, the Company's policies and internal controls, so that management can take appropriate corrective action. The intent of the Company is to investigate promptly reports of suspected violations of law, policies and internal control procedures.

Management and the Audit Committee are ultimately responsible for the investigation of and appropriate response to reports of suspected violations of law, policies and internal control procedures. The Company's Internal Audit Department has primary responsibility for investigating violations of internal controls, with assistance from others, depending on the subject matter of the inquiry. The persons who investigate suspected violations are expected to exercise independent and objective judgment. Towards this end, most investigations will be conducted by outside legal counsel at the direction of the Audit Committee.

Normally, an employee should first discuss suspected violations of law, policies or internal control procedures, with the employee's immediate supervisor. Each supervisor is expected to be available to subordinates for that purpose. If an employee is dissatisfied following such a discussion with the employee's immediate supervisor, the employee is encouraged to request further reviews, in the presence of the supervisor or otherwise. Reviews should continue to the level of management appropriate to resolve the issue.

Depending on the circumstances and/or subject matter of the question, concern or suggestion, each employee also has access to alternate channels of communication, including, for example, the Internal Audit Department; the Human Resources Department; the Office of the Treasurer; and the General Counsel.

Suspected violations of law or the Company's policies involving a Director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to the Audit Committee and the General Counsel. The Audit Committee is authorized to review and direct the investigation of all issues involving Directors or executive officers, and, in its sole discretion, may refer any or all such issues to the Board.

Employees may also address communications to individual non-employee directors or to the non-employee directors as a group by writing them at c/o Hwan Kim, 1200 New Hampshire Ave. NW, Washington, D.C. 20036, or such other address as the Company may designate and publish from time to time.

Employees wishing to make complaints without identifying themselves may do so by telephoning the Company's Ethics and Compliance Hotline at 202-974-5690, or by writing the General Counsel at the address first listed above, or at such other telephone numbers, names and addresses as the Company may designate and publish from time to time. All complaints to those telephone numbers and addresses concerning accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.

All persons responding to employees' questions, concerns, complaints and suggestions are expected to use appropriate discretion regarding anonymity and confidentiality, although the preservation of anonymity and confidentiality may or may not be practical, depending on the circumstances. For example, investigations of significant complaints typically necessitate revealing to others information about the complaint and complainant. Similarly, disclosure can result from government investigations and litigation.

No action may be taken or threatened against any employee for asking questions, voicing concerns, or making complaints or suggestions in conformity with the procedures described above, unless the employee acts with willful disregard of the truth.

All employees must cooperate fully with any and all investigations relating to a potential violation of this Code. Such cooperation shall include, without limitation, being accessible to answer questions, disclosing relevant information and generally aiding the investigation in any reasonable manner requested.

Failure to behave honestly, and failure to comply with law, the Company's policies and internal controls, including cooperating fully with any and all investigations, may each result in disciplinary action, up to and including termination.

Only the Board or the Audit Committee has the authority to make exceptions or grant waivers to these policies. If there is an exception or waiver granted, the Board or the Audit Committee will specifically find that such a waiver or exception is warranted and is being granted and shall promptly disclose such information to shareholders. In those instances where the Company, through the Audit Committee or directly through the Board after review, approves an activity or situation, including without limitation a related party transaction, without specifically citing a waiver or exception to these policies, the Company is not granting an exception or waiver but is determining that there is no policy violation. It is recognized that there will be questions about the application of the policies to specific activities and situations. In cases of doubt, Directors, officers and employees are expected to seek clarification and guidance. If the Company determines that there is or would be a policy violation, appropriate action will be taken.

## Enforcement Policy

Ultimate responsibility for enforcement of the Code shall lie with the Audit Committee. The General Counsel of the Company, working at the direction of the Audit Committee, shall provide legal advice as to the interpretation of the Code. The Audit Committee shall have the authority to direct Code investigations and take such actions as are necessary to end any conduct found to be in violation of the Code. No inquiry or investigation shall be commenced unless authorized and requested by the Audit Committee, which may instruct the General Counsel, an outside law firm or other unrelated entity or internal Company personnel to perform such inquiry or investigation.

Please note that the Code is not intended to and does not create a contract of employment between employees and the Company, and compliance with the Code is expected, but does not guarantee that employment with the Company will continue.

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Rexahn Pharmaceuticals, Inc. on Form S-8 (Registration Statement No. 333-129294) of our report dated March 24, 2008 (which report expresses an unqualified opinion), relating to the financial statements of Rexahn Pharmaceuticals, Inc. included in the Annual Report on Form 10-KSB of Rexahn Pharmaceuticals, Inc. for the fiscal year ended December 31, 2007.

/s/ Lazar, Levine & Felix, LLP
New York, New York
March 31, 2008

**Exhibit 24**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tae Heum Jeong, a true and lawful attorney-in-fact and agent, with full power to him (including the full power of substitution and resubstitution), to sign for him or her and in his or her name, place and stead, in the capacity or capacities set forth below, (1) the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 to be filed by Rexahn Pharmaceuticals, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and (2) any amendments to the foregoing Annual Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

| Signature | Title | Date |
|---|---|---|
| /s/ Chang H. Ahn<br>Chang H. Ahn | Chairman and Chief Executive Officer | March 27, 2008 |
| /s/ Tae Heum Jeong<br>Tae Heum Jeong | Chief Financial Officer, Secretary and Director | March 25, 2008 |
| /s/ Freddie Ann Hoffman<br>Freddie Ann Hoffman | Director | March 26, 2008 |
| /s/David McIntosh<br>David McIntosh | Director | March 28, 2008 |
| /s/ Charles Beever<br>Charles Beever | Director | March 27, 2008 |
| /s/ Kwang Soo Cheong<br>Kwang Soo Cheong | Director | March 25, 2008 |
| /s/ Y. Michele Kang<br>Y. Michele Kang | Director | March 28, 2008 |

**Exhibit 24**

**Exhibit 31.1**

**CERTIFICATION**

I, Chang H. Ahn, Chief Executive Officer of Rexahn Pharmaceuticals, Inc. certify that:

1. I have reviewed this annual report on Form 10-KSB of Rexahn Pharmaceuticals, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 14d-14(f)) for the small business issuer and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) designed such internal control over financing reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   (d) disclosed in this annual report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: March 31, 2008

/s/ Chang H. Ahn
Chang H. Ahn
Chief Executive Officer

**Exhibit 24**

**Exhibit 31.2**

**CERTIFICATION**

I, Tae Heum Jeong, Chief Financial Officer of Rexahn Pharmaceuticals, Inc. certify that:

1. I have reviewed this annual report on Form 10-KSB of Rexahn Pharmaceuticals, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 14d-14(f)) for the small business issuer and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financing reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) disclosed in this annual report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: March 31, 2008

/s/ Tae Heum Jeong
Tae Heum Jeong
Chief Financial Officer

**Exhibit 24**

**Exhibit 32.1**

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350

I, Chang H. Ahn, Chief Executive Officer of Rexahn Pharmaceuticals, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2007 as filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

/s/ Chang H. Ahn
Chang H. Ahn
Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-KSB or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

**Exhibit 24**

CERTIFICATION OF
CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350

I, Tae Heum Jeong, Chief Financial Officer of Rexahn Pharmaceuticals, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2007 as filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008

/s/ Tae Heum Jeong
Tae Heum Jeong
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-KSB or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32.1 is expressly and specifically incorporated by reference in any such filing.

- **Corporate Information:**

EXECUTIVE OFFICERS

Chang H. Ahn, Ph.D., Chairman and Chief Executive Officer

Tae Heum (Ted) Jeong, M.S.F, Chief Financial Officer

BOARD OF DIRECTORS

Chang H. Ahn, Chairman

Charles G. Beever, Director

Kwang Soo Cheong, Director

Freddie Ann Hoffman, Director

Tae Heum (Ted) Jeong, Director

Y. Michele Kang, Director

David M. McIntosh, Director

CORPORATE COUNSEL:

Chadbourne & Parke LLP
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

SECURITIES INFORMATION:

EXCHANGE: OTCBB
SYMBOL: RXHN

PUBLIC ACCOUNTING FIRM:

Lazar, Levine & Felix, LLP
350 Fifth Ave, 68th floor
New York, NY 10118

CORPORATE HEADQUARTERS:

9620 Medical Center Drive
Rockville, MD 20850
(240) 268-5300

WEBSITE:

www.rexahn.com

PLEASE CONTACT OUR FINANCE GROUP FOR INVESTOR RELATIONS INQUIRIES OR TO REQUEST ADDITIONAL COPIES OF THIS ANNUAL REPORT.

Rexahn Pharmaceuticals

9620 Medical Center Dr.
Rockville, MD 20850

Phone: 240.268.5300
Fax: 240.268.5310
Email: ir@rexahn.com
http://www.rexahn.com

END